                              ODD'S-N-END'S, INC.
                           5000 WINNETKA AVENUE NORTH
                           NEW HOPE, MINNESOTA 55428

                                           , 1998

Dear Stockholder:

    You are cordially invited to attend the Special Meeting of Stockholders of Odd's-N-End's, Inc., a Delaware corporation (the "Company"), to be held on
           , 1998 at         , local time, at              . At the Special
Meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization, dated as of March 24, 1998 (the "Merger Agreement"), among the Company, 99 CENTS Only Stores, a California corporation (the "Purchaser"), and Odd's-N-End's Acquisition Corp., a Delaware corporation specifically organized for the purpose of effecting the Merger (as defined below) and a direct, wholly owned subsidiary of the Purchaser (the "Merger Subsidiary").

    Upon the terms and subject to the conditions of the Merger Agreement, the Merger Subsidiary will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation, and each share of the Company's common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by the Purchaser or Universal (as defined below)) will be canceled and, subject to appraisal rights, will be converted automatically into the right to receive from the Company $0.30 in cash (the "Merger Consideration").

    The Purchaser currently owns approximately 48% of the outstanding shares of common stock of Universal International, Inc., a Minnesota corporation ("Universal"), which owns approximately 55% of the outstanding shares of the Company's common stock. The Purchaser has made an offer to acquire all outstanding shares of Universal common stock that it does not currently own and certain associated common share purchase rights in exchange for shares of the Purchaser's common stock, at an exchange ratio of one share of the Purchaser's Common Stock for every 16 shares of Universal common stock and the associated common share purchase rights. The Purchaser's and the Merger Subsidiary's obligations to consummate the Merger are conditioned upon, among other things, the consummation of the Purchaser's exchange offer for Universal common stock and the Purchaser's ownership upon such consummation of at least 80% of the outstanding Universal common stock (or the waiver of such conditions by the Purchaser).

    The Board of Directors of the Company has determined that the Merger is fair to and in the best interests of the Company's stockholders other than Universal. Accordingly, the Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that you vote FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby at the Special Meeting.

    IN CONSIDERING THE BOARD OF DIRECTORS' POSITION WITH RESPECT TO THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, STOCKHOLDERS SHOULD BE AWARE THAT EACH COMPANY DIRECTOR IS AN OFFICER OF UNIVERSAL OR A SUBSIDIARY OF UNIVERSAL. THE AFFILIATION OF EACH COMPANY DIRECTOR WITH UNIVERSAL, TOGETHER WITH THE PURCHASER'S OWNERSHIP OF APPROXIMATELY 48% OF THE OUTSTANDING UNIVERSAL COMMON STOCK, MEANS THAT EACH COMPANY DIRECTOR IS AN AFFILIATE OF THE PURCHASER. CONSEQUENTLY, THE BOARD OF DIRECTORS WAS UNABLE TO AND DID NOT CONVENE A COMMITTEE OF UNAFFILIATED, INDEPENDENT DIRECTORS TO CONSIDER THE FAIRNESS OF THE MERGER TO THE COMPANY'S PUBLIC STOCKHOLDERS. ADDITIONALLY, DUE IN PART TO ITS LIMITED FINANCIAL RESOURCES, THE COMPANY DID NOT RETAIN AN INDEPENDENT FINANCIAL ADVISOR TO RENDER AN OPINION AS TO WHETHER THE MERGER CONSIDERATION IS FAIR TO THE COMPANY'S PUBLIC STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW.


    The Merger cannot occur unless stockholders holding a majority of the Company's outstanding shares of common stock approve it. Universal, which owns approximately 55% of such outstanding shares, has agreed pursuant to an irrevocable proxy to vote all of its shares for the approval and adoption of the Merger Agreement and the transactions contemplated thereby. Therefore, the approval of the Merger is assured without the vote of any stockholders of the Company other than Universal, and does not require the approval of a majority of holders who are not affiliated with the Purchaser or Universal. Whether or not you plan to attend the Special Meeting in person, I urge you to complete, date, sign and promptly return the enclosed proxy card to ensure that your shares will be represented at the Special Meeting. Returning a signed proxy card will not prevent you from attending the Special Meeting and voting in person. If you complete, sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby. If you fail to return your proxy card, the effect will be the same as a vote AGAINST the approval and adoption of the Merger Agreement and the transactions contemplated thereby. The accompanying Proxy Statement provides you with detailed information about the Merger. We encourage you to read the entire document carefully.


                                          Sincerely,

                                          Richard L. Ennen
                                          PRESIDENT

                              ODD'S-N-END'S, INC.
                           5000 WINNETKA AVENUE NORTH
                           NEW HOPE, MINNESOTA 55428

                            ------------------------

                           NOTICE OF SPECIAL MEETING
                           OF STOCKHOLDERS TO BE HELD
                                           , 1998

                            ------------------------

To the Holders of Common Stock of
Odd's-N-End's, Inc.:

    NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Odd's-N-End's, Inc., a Delaware corporation (the "Company"), will be held on
      , 1998 at         local time, at          , for the following purpose:

        To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization, dated as of March 24, 1998 (the "Merger Agreement"), among the Company, 99 CENTS Only Stores, a California corporation (the "Purchaser"), and Odd's-N-End's Acquisition Corp., a Delaware corporation specifically organized for the purpose of effecting the Merger (as defined below) and a direct, wholly owned subsidiary of the Purchaser (the "Merger Subsidiary"), pursuant to which:

           (a) the Merger Subsidiary will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation; and

           (b) each share of common stock of the Company issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by the Purchaser or Universal (as defined below)) will be canceled and, subject to appraisal rights, will be converted automatically into the right to receive from the Company $0.30 in cash (the "Merger Consideration") payable, without interest, to the holder of such share.

    A conformed copy of the Merger Agreement appears as Annex A to, and is described in, the accompanying Proxy Statement.

    The Purchaser currently owns approximately 48% of the outstanding shares of common stock of Universal International, Inc., a Minnesota corporation ("Universal"), which owns approximately 55% of the outstanding shares of the Company's common stock. The Purchaser has made an offer to acquire all outstanding shares of Universal common stock that it does not currently own and certain associated common share purchase rights in exchange for shares of the Purchaser's common stock, at an exchange ratio of one share of the Purchaser's common stock for every 16 shares of Universal common stock and the associated common share purchase rights. The Purchaser's and the Merger Subsidiary's obligations to consummate the Merger are conditioned upon, among other things, the consummation of the Purchaser's exchange offer for Universal common stock and the Purchaser's ownership upon such consummation of at least 80% of the outstanding Universal common stock (or the waiver of such conditions by the Purchaser).

    The Board of Directors of the Company has determined that the Merger is fair to and in the best interests of the Company's stockholders other than Universal. Accordingly, the Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that you vote FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby at the Special Meeting.

    IN CONSIDERING THE BOARD OF DIRECTORS' POSITION WITH RESPECT TO THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, STOCKHOLDERS SHOULD BE AWARE THAT EACH COMPANY DIRECTOR IS AN OFFICER OF

UNIVERSAL OR A SUBSIDIARY OF UNIVERSAL. THE AFFILIATION OF EACH COMPANY DIRECTOR WITH UNIVERSAL, TOGETHER WITH THE PURCHASER'S OWNERSHIP OF APPROXIMATELY 48% OF THE OUTSTANDING UNIVERSAL COMMON STOCK, MEANS THAT EACH COMPANY DIRECTOR IS AN AFFILIATE OF THE PURCHASER. CONSEQUENTLY, THE BOARD OF DIRECTORS WAS UNABLE TO AND DID NOT CONVENE A COMMITTEE OF UNAFFILIATED, INDEPENDENT DIRECTORS TO CONSIDER THE FAIRNESS OF THE MERGER TO THE COMPANY'S PUBLIC STOCKHOLDERS. ADDITIONALLY, DUE IN PART TO ITS LIMITED FINANCIAL RESOURCES, THE COMPANY DID NOT RETAIN AN INDEPENDENT FINANCIAL ADVISOR TO RENDER AN OPINION AS TO WHETHER THE MERGER CONSIDERATION IS FAIR TO THE COMPANY'S PUBLIC STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW.

    We welcome your attendance at the Special Meeting. Whether or not you expect to attend the Special Meeting in person, we urge you to complete, sign, date and promptly return the enclosed proxy card in the accompanying return envelope. Your proxy is revocable and will not affect your right to vote in person if you decide to attend the Special Meeting. Simply attending the Special Meeting, however, will not revoke your proxy. For an explanation of the procedures for revoking your proxy, see the section of the Proxy Statement captioned "THE SPECIAL MEETING--Voting, Revocation and Solicitation of Proxies." Returning your proxy card without indicating how you want to vote will have the same effect as a vote FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby. FAILURE TO RETURN A PROPERLY EXECUTED PROXY CARD OR VOTE IN PERSON AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

                                          BY ORDER OF THE BOARD OF DIRECTORS,

                                          Richard L. Ennen
                                          PRESIDENT

New Hope, Minnesota
           , 1998

                              ODD'S-N-END'S, INC.
                           5000 WINNETKA AVENUE NORTH
                           NEW HOPE, MINNESOTA 55428
                            ------------------------

                                PROXY STATEMENT
                            ------------------------

                      FOR SPECIAL MEETING OF STOCKHOLDERS
                       TO BE HELD ON              , 1998
                            ------------------------

    This proxy statement (the "Proxy Statement") and the accompanying proxy card
are first being mailed on or about             , 1998 to holders of shares of
common stock, $0.07 par value per share ("Common Stock"), of Odd's-N-End's, Inc., a Delaware corporation (the "Company"). These materials are being furnished in connection with the solicitation by the Board of Directors of the Company of proxies to be voted at the Special Meeting of Stockholders of the
Company (the "Special Meeting") scheduled to be held on             , 1998 at
         local time, at          , and at any adjournment or postponement
thereof.

    At the Special Meeting, stockholders will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization, dated as of March 24, 1998 (the "Merger Agreement"), among the Company, 99 CENTS Only Stores, a California corporation (the "Purchaser"), and Odd's-N-End's Acquisition Corp., a Delaware corporation specifically organized for the purpose of effecting the Merger (as defined below) and a direct, wholly owned subsidiary of the Purchaser (the "Merger Subsidiary").

    Pursuant to the terms and subject to the conditions of the Merger Agreement,
(i) the Merger Subsidiary will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation, and (ii) each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by the Purchaser and Universal (as defined below)) will be canceled and, subject to appraisal rights, will be converted automatically into the right to receive from the Company $0.30 in cash payable without interest, to the holder of such share. A conformed copy of the Merger Agreement is included with this Proxy Statement as Annex A. See "THE MERGER AGREEMENT."

    The Purchaser currently owns approximately 48% of the outstanding shares of common stock of Universal International, Inc., a Minnesota corporation ("Universal"), which owns approximately 55% of the outstanding shares of the Company's Common Stock. The Purchaser has made an offer to acquire all outstanding shares of Universal common stock that it does not currently own in exchange for shares of the Purchaser's common stock, at an exchange ratio of one share of the Purchaser's common stock for every 16 shares of Universal common stock and the associated common share purchase rights (the "Exchange Offer"). The Purchaser's and the Merger Subsidiary's obligations to consummate the Merger are conditioned upon, among other things, the consummation of the Exchange Offer and the Purchaser's ownership upon such consummation of at least 80% of the outstanding Universal common stock (or the waiver of such conditions by the Purchaser).


    At the close of business on August 17, 1998, the record date for the Special Meeting, there were 6,224,048 shares of Common Stock issued and outstanding. The affirmative vote of holders of at least a majority of the outstanding shares of Common Stock (or 3,112,025 shares) is required to approve the Merger. Universal, which owns 3,413,239 shares or approximately 55% of the outstanding Common Stock, has agreed pursuant to an irrevocable proxy to vote all of its shares for the approval and adoption of the Merger Agreement and the transactions contemplated thereby. Therefore, the approval of the Merger is assured without the approval of any holders other than Universal, and does not require the approval of a majority of holders who are not affiliated with the Purchaser or Universal.



    The Common Stock is quoted on the OTC Bulletin Board under the symbol "ODDE." The high and low bid prices of the Common Stock as reported on the OTC
Bulletin Board on August   , 1998 were $   and $   , respectively.


                           --------------------------

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IN CONNECTION WITH THE SOLICITATION MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE DELIVERY OF THIS PROXY STATEMENT SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR IN ANY DOCUMENT INCORPORATED HEREIN BY REFERENCE IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE DATE OF SUCH DOCUMENT, AS THE CASE MAY BE, OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE DATE OF SUCH DOCUMENT, AS THE CASE MAY BE. THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY FROM ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH A PROXY SOLICITATION.
                           --------------------------

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS
        OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY
             OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY
                  REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                           --------------------------

              The date of this Proxy Statement is             , 1998.

                               TABLE OF CONTENTS


                                                                                                                PAGE
                                                                                                                -----
SUMMARY....................................................................................................           3
  The Special Meeting; Time, Date and Place................................................................           3
  Parties to the Merger Agreement; Universal...............................................................           3
  Conflicts of Interest....................................................................................           4
  Recommendation of the Board of Directors.................................................................           4
  Background of the Merger; Current Relationships and Transactions.........................................           4
  Vote Required; Record Date...............................................................................           5
  Effective Time of the Merger; Payment for Shares of Common Stock.........................................           5
  Conditions to Consummation of the Merger; Termination....................................................           6
  Federal Income Tax Consequences of the Merger............................................................           6
  Appraisal Rights.........................................................................................           6
THE SPECIAL MEETING........................................................................................           7
  General..................................................................................................           7
  Record Date and Voting...................................................................................           7
  Voting, Revocation and Solicitation of Proxies...........................................................           7
SPECIAL FACTORS............................................................................................           8
  Background of the Merger.................................................................................           8
  Recommendation of the Board of Directors; Fairness of the Merger.........................................          10
  Purpose and Structure of the Merger......................................................................          13
  Certain Effects of the Merger; Plans for the Company After the Merger....................................          14
  Current Relationships and Transactions...................................................................          15
  Financing for the Merger.................................................................................          16
  Payment for Shares of Common Stock.......................................................................          16
  Accounting Treatment of the Merger.......................................................................          16
  Regulatory Approvals.....................................................................................          16
  Federal Income Tax Consequences of the Merger............................................................          16
  Appraisal Rights.........................................................................................          17
THE MERGER AGREEMENT.......................................................................................          21
  The Merger...............................................................................................          21
  Agreements of the Purchaser, the Merger Subsidiary and the Company.......................................          21
  Representations and Warranties...........................................................................          22
  Response to Other Offers.................................................................................          22
  Conditions to the Merger.................................................................................          23
  Termination; Fees and Expenses...........................................................................          23
  Amendment and Waiver.....................................................................................          24
EXPENSES...................................................................................................          25
SELECTED HISTORICAL FINANCIAL DATA.........................................................................          26
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT .                                                     27
PRICE RANGE OF COMMON STOCK................................................................................          28
DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY............................................................          29
DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND THE MERGER SUBSIDIARY................................          30
DIRECTORS AND EXECUTIVE OFFICERS OF UNIVERSAL..............................................................          32
EXPERTS....................................................................................................          33
OTHER MATTERS..............................................................................................          33
FORWARD-LOOKING STATEMENTS.................................................................................          33
AVAILABLE INFORMATION......................................................................................          34
INCORPORATION OF DOCUMENTS BY REFERENCE....................................................................          34
ANNEXES
  Agreement and Plan of Reorganization.....................................................................         A-1
  Section 262 of the General Corporation Law of the State of Delaware......................................         B-1

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT. REFERENCE IS MADE TO, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT, THE ANNEXES HERETO AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. STOCKHOLDERS OF THE COMPANY ARE ENCOURAGED TO REVIEW CAREFULLY THIS PROXY STATEMENT, THE ANNEXES HERETO AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, IN THEIR ENTIRETY.

THE SPECIAL MEETING; TIME, DATE AND PLACE

    The Special Meeting of Stockholders of Odd's-N-End's, Inc., a Delaware
corporation (the "Company"), will be held on            , 1998 at         ,
local time, at          . The purpose of the Special Meeting is to consider and
vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby (the "Merger Proposal"), pursuant to which, among other things, at the effective time of the Merger, (i) the Merger Subsidiary will be merged with and into the Company, with the Company as the surviving corporation, and (ii) each share of Common Stock of the Company issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by the Purchaser or Universal) will be canceled and, subject to appraisal rights, will be converted automatically into the right to receive from the Company $0.30 in cash (the "Merger Consideration") payable, without interest, to the holder of such share. A conformed copy of the Merger Agreement is included with this Proxy Statement as Annex A. See "THE MERGER AGREEMENT."

PARTIES TO THE MERGER AGREEMENT; UNIVERSAL

    THE COMPANY. The Company is a Delaware corporation engaged in operating a chain of retail stores that sell a wide assortment of "close-out" and "discount" consumer goods. "Close-out" merchandise consists of new, often brand-name products, which typically are excess inventory, discontinued merchandise or merchandise in discontinued packaging. "Discount" merchandise generally consists of items bought at regular wholesale prices which are offered to consumers for less than the prices generally charged at other full price retail stores. The Company's principal executive offices are located at 5000 Winnetka Avenue North, New Hope, Minnesota 55428, and its telephone number is (612) 533-1169.


    THE PURCHASER. The Purchaser is a deep-discount retailer of primarily name-brand, consumable general merchandise at an affordable, single price point of 99 CENTS. The Purchaser currently has 57 99 CENTS Only Stores located in Southern California, which offer a wide assortment of regularly available consumer goods as well as a broad variety of first-quality, close-out merchandise. In 1997, a majority of the Purchaser's product offerings were comprised of recognizable name-brand merchandise and were regularly available for reorder. The Purchaser's principal executive offices are located at 4000 Union Pacific Avenue, City of Commerce, California 90023, and its telephone number is (213) 980-8145.


    THE MERGER SUBSIDIARY. The Merger Subsidiary is a newly incorporated Delaware corporation organized in connection with the Merger and has not carried on any activities other than in connection with the Merger. The Merger Subsidiary is a direct wholly owned subsidiary of the Purchaser. The Merger Subsidiary's principal executive offices are located at 4000 Union Pacific Avenue, City of Commerce, California 90023, and its telephone number is (213) 980-8145.


    UNIVERSAL. Universal, through its wholly owned subsidiary, Only Deals, Inc. ("Only Deals"), owns and operates 43 retail stores in Minnesota and the surrounding upper Midwest region and eight stores in Texas. Universal's retail operations sell consumer goods in a variety of categories including food, health and beauty aids, housewares, and many others. These stores are deep-discount retail stores offering primarily close-out merchandise featuring a broad range of general household items at multiple price points. Universal sells about one-half of the items it offers for $1.00 or less. Universal is a Minnesota corporation with its principal executive offices at 5000 Winnetka Avenue North, New Hope, Minnesota 55428. Its telephone number is (612) 533-1169.

CONFLICTS OF INTEREST

    In deciding whether to vote in favor of the Merger Proposal, Company stockholders should be aware that certain relationships among the Company, the Purchaser and Universal and their respective officers and directors give rise to potential conflicts of interest for the Company directors with respect to the Merger Proposal. These relationships include the following:

    - The Purchaser owns approximately 48% of the outstanding common stock of Universal, and Universal owns approximately 55% of the outstanding Common Stock of the Company.

    - Each Company director and executive officer is an officer of Universal or Only Deals, Universal's wholly owned subsidiary. Consequently, the Board of Directors of the Company was unable to and did not convene a committee of unaffiliated, independent directors to consider the fairness of the Merger to the Company's stockholders other than Universal.

    - The Company relies substantially on Universal for the Company's financing, merchandising, management, administrative and other needs. Additionally, because Universal substantially depends upon the Purchaser for certain of these matters, the Company also depends upon support from the Purchaser for the Company's operations.

For a discussion of these relationships and their impact on the decision of the Company's Board of Directors to recommend the Merger Proposal to the Company's stockholders, see "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger" and "--Current Relationships and Transactions."

RECOMMENDATION OF THE BOARD OF DIRECTORS

    On March 24, 1998, the Board of Directors of the Company (the "Company Board") (i) determined that the Merger Proposal is fair to, and in the best interests of, the Company and its stockholders other than Universal (the "Public Stockholders"), (ii) approved the Merger Proposal and (iii) resolved to recommend that stockholders approve and adopt the Merger Proposal. The Company Board believes that the Merger Proposal represents an opportunity for Public Stockholders to receive cash value for their Common Stock which is substantial
(i) in light of the Company's and Universal's respective histories of unprofitable operations and the resulting risk that the Company may not be able to continue as a going concern if the Merger is not consummated, and (ii) in comparison to the historical market prices of the Company's Common Stock before the Merger Proposal was announced, and in light of the Company's current financial condition. Accordingly, the Company Board recommends that the stockholders of the Company vote FOR approval and adoption of the Merger Proposal. See "SPECIAL FACTORS-- Recommendation of the Board of Directors; Fairness of the Merger." IN CONSIDERING THE COMPANY BOARD'S POSITION WITH RESPECT TO THE MERGER PROPOSAL, STOCKHOLDERS SHOULD BE AWARE THAT EACH COMPANY DIRECTOR IS AN OFFICER OF UNIVERSAL OR ONLY DEALS, UNIVERSAL'S WHOLLY OWNED SUBSIDIARY. THE AFFILIATION OF EACH COMPANY DIRECTOR WITH UNIVERSAL, TOGETHER WITH THE PURCHASER'S OWNERSHIP OF APPROXIMATELY 48% OF THE OUTSTANDING UNIVERSAL COMMON STOCK, MEANS THAT EACH COMPANY DIRECTOR IS AN AFFILIATE OF THE PURCHASER. CONSEQUENTLY, THE BOARD OF DIRECTORS WAS UNABLE TO AND DID NOT CONVENE A COMMITTEE OF UNAFFILIATED, INDEPENDENT DIRECTORS TO CONSIDER THE FAIRNESS OF THE MERGER PROPOSAL TO THE COMPANY'S PUBLIC STOCKHOLDERS. ADDITIONALLY, DUE IN PART TO ITS LIMITED FINANCIAL RESOURCES, THE COMPANY DID NOT RETAIN AN INDEPENDENT FINANCIAL ADVISOR TO RENDER AN OPINION AS TO WHETHER THE MERGER CONSIDERATION IS FAIR TO THE PUBLIC STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. See "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger" and "--Current Relationships and Transactions."

BACKGROUND OF THE MERGER; CURRENT RELATIONSHIPS AND TRANSACTIONS

    In November 1997, the Purchaser acquired, pursuant to a stock purchase agreement with Universal, 4,500,000 newly issued shares of common stock, par value $0.05 per share (the "Universal Common Stock"), of Universal, or approximately 48% of all outstanding shares of Universal Common Stock. After reviewing various alternatives for its investment in Universal with its legal and financial advisors, on February 17, 1998, the Purchaser announced its intention to acquire the Universal Common Stock not owned by the Purchaser and the Common Stock of the Company not owned by Universal. The Purchaser intends to acquire the Common Stock not owned by Universal pursuant to the Merger and the Universal Common Stock not owned by the Purchaser pursuant to the Exchange Offer. See "SPECIAL FACTORS-- Background of the Merger."

    Universal owns 3,413,239 shares of the Common Stock of the Company, representing approximately 55% of the outstanding Common Stock. Universal acquired 1,913,239 shares of Common Stock through a cash investment of $953,000 in connection with the confirmation of the Company's plan of bankruptcy reorganization in December 1994. Universal acquired an additional 1,500,000 shares of Common Stock from the Company on July 24, 1998 in consideration for Universal's cancellation of $450,000.30 of the outstanding indebtedness under the Company's demand discretionary revolving credit facility with Universal. The Company relies on Universal to a significant degree for, among other things, the Company's financing needs, supplies of merchandise, and management and administrative expertise. The Company has a demand discretionary revolving credit facility with Universal, under which the Company had outstanding borrowings of $10.45 million at July 24, 1998 (after the cancellation of $450,000.30 of indebtedness under such facility in exchange for the issuance of Common Stock to Universal as described above). Additionally, each of the Company's directors and executive officers is an officer of Universal or its subsidiaries. See "SPECIAL FACTORS--Current Relationships and Transactions."

VOTE REQUIRED; RECORD DATE


    At the close of business on August 17, 1998, the record date for the Special Meeting (the "Record Date"), there were 6,224,048 shares of Common Stock issued
and outstanding, held by      holders of record. Under Section 251 of the
Delaware General Corporation Law (the "DGCL"), the affirmative vote of holders of at least a majority of the outstanding shares of Common Stock (or 3,112,025 shares) is required to approve and adopt the Merger Proposal. Therefore, failure to vote is the equivalent of a vote against approval. Universal, which owns 3,413,239 shares or approximately 55% of the outstanding Common Stock, has agreed pursuant to an irrevocable proxy to vote all of its shares for the approval and adoption of the Merger Proposal. Therefore, the approval and adoption of the Merger Proposal is assured without the approval of any holders other than Universal, and does not require the approval of a majority of holders who are not affiliated with the Purchaser or Universal. Only the holders of record of Common Stock on the Record Date are entitled to vote at the Special Meeting or any adjournment or postponement thereof. Each share is entitled to one vote at the Special Meeting.


EFFECTIVE TIME OF THE MERGER; PAYMENT FOR SHARES OF COMMON STOCK

    The Merger will become effective at such time (the "Effective Time") as the certificate of merger is filed with the Secretary of State of the State of Delaware in accordance with the laws of the State of Delaware. The required filing is expected to be made as soon as practicable after the approval of the Merger Proposal by the Company's stockholders at the Special Meeting and the satisfaction or waiver of the other conditions to consummation of the Merger. See "THE MERGER AGREEMENT." Detailed instructions with regard to the surrender of certificates, together with a letter of transmittal, will be forwarded to former holders of Common Stock by American Stock Transfer & Trust Company (the "Paying Agent") promptly following the Effective Time. Holders of Common Stock should not submit their certificates to the Paying Agent until they have received such materials. Payment for shares of Common Stock will be made to former holders of shares as promptly as practicable following receipt by the Paying Agent of their certificates and other required documents. No interest will be paid or accrued on the cash payable upon the surrender of certificates. See "SPECIAL FACTORS--Payment for Shares of Common Stock." STOCKHOLDERS SHOULD NOT SEND ANY SHARE CERTIFICATES AT THIS TIME.

CONDITIONS TO CONSUMMATION OF THE MERGER; TERMINATION

    The respective obligations of the Purchaser, the Merger Subsidiary and the Company to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of certain conditions, including the conditions to the Purchaser's and the Merger Subsidiary's obligations that the Merger Proposal be approved and adopted by the Company's stockholders and that the Purchaser own at least 80% of the Universal Common Stock upon the completion of the Exchange Offer (or the Purchaser's waiver of such conditions). See "THE MERGER AGREEMENT--Conditions to the Merger."

    The Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding the approval thereof by the stockholders of the Company:
(i) by the Purchaser or the Company, if any material condition to the obligations of the Purchaser or the Company, respectively, is not substantially satisfied or waived; (ii) by the Purchaser, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement such that the conditions to the obligations of the Purchaser set forth therein would not be satisfied; (iii) by either the Purchaser or the Company if the Merger shall not have been consummated on or before December 31, 1998; (iv) by either the Purchaser or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, degree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (v) by mutual written consent of the Company and the Purchaser authorized by their respective Boards of Directors. See "THE MERGER AGREEMENT--Termination; Fees and Expenses."

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

    It is expected that the receipt of cash for shares of Common Stock in the Merger or pursuant to the exercise of appraisal rights will be treated for federal income tax purposes as a taxable transaction. Holders of Common Stock are strongly urged to consult their own tax advisors regarding the tax consequences of the Merger. See "SPECIAL FACTORS--Federal Income Tax Consequences of the Merger."

APPRAISAL RIGHTS

    Stockholders who do not vote in favor of the approval and adoption of the Merger Proposal and who otherwise comply with the applicable statutory procedures of Section 262 of the DGCL will be entitled to seek appraisal of their shares of Common Stock under Section 262 of the DGCL. Section 262 of the DGCL is set forth in full in Annex B hereto. See "SPECIAL FACTORS--Appraisal Rights."

                              THE SPECIAL MEETING

GENERAL

    This Proxy Statement is being furnished to the stockholders of Odd's-N-End's, Inc., a Delaware corporation, in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Special
Meeting of stockholders of the Company to be held on            , 1998 at
        local time, at          , including any adjournments or postponements
thereof. At the Special Meeting, holders of shares of Common Stock of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, pursuant to which the Merger Subsidiary will be merged with and into the Company, with the Company as the surviving corporation in the Merger.

    Each copy of this Proxy Statement mailed to stockholders of the Company is accompanied by a form of proxy for use at the Special Meeting.

    The Company Board has unanimously approved the Merger Proposal and recommends that stockholders vote FOR the approval and adoption of the Merger Proposal.

RECORD DATE AND VOTING


    The Company Board has set August 17, 1998 as the Record Date. Only holders of record of the Common Stock as of the close of business on the Record Date will be entitled to notice of and to vote at the Special Meeting. On the Record Date there were outstanding and entitled to vote 6,224,048 shares of Common
Stock, which shares were held by approximately    holders of record. Each share
of Common Stock entitles the holder thereof to one vote, which may be cast either in person or by properly executed proxy at the Special Meeting.



    The approval and adoption of the Merger Proposal will require the affirmative vote of holders of at least a majority of the shares of Common Stock outstanding on the Record Date. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. Universal, which owns 3,413,239 shares or approximately 55% of the outstanding Common Stock, has agreed pursuant to an irrevocable proxy to vote all of its shares for the approval and adoption of the Merger Proposal. Therefore, the approval and adoption of the Merger Proposal is assured without the approval of any holders other than Universal, and does not require the approval of a majority of holders who are not affiliated with the Purchaser or Universal. Shares that are entitled to vote but that are not voted at the direction of the beneficial owner ("abstentions") and votes withheld by brokers in the absence of instruction from beneficial holders ("broker nonvotes") will be counted for the purpose of determining whether there is a quorum for the transaction of business at the Special Meeting. Abstentions and broker nonvotes will have the same effect as a vote AGAINST the approval and adoption of the Merger Proposal. FAILURE EITHER TO RETURN A PROPERLY EXECUTED PROXY CARD OR TO VOTE IN PERSON AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE APPROVAL AND ADOPTION OF THE MERGER PROPOSAL.


VOTING, REVOCATION AND SOLICITATION OF PROXIES

    All shares of Common Stock which are entitled to vote at the Special Meeting and are represented at the Special Meeting by properly executed proxies that are received prior to the Special Meeting, and are not revoked, will be voted at the Special Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated (other than in the case of broker non-votes), such proxies will be voted in favor of the approval and adoption of the Merger Proposal.

    The Company Board does not know of any matters to be presented at the Special Meeting other than those described in the Notice of the Special Meeting of Stockholders.

    If any other matters are properly presented at the Special Meeting for consideration, including, among other things, consideration of a motion to adjourn such meeting to another time and/or place (including, without limitation, for the purposes of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the Merger), the persons named in the enclosed forms of proxy and acting thereunder generally will have discretion to vote on such matters in accordance with their best judgment. Notwithstanding the foregoing, proxies voting against a specific proposal may not be used by the persons named in the proxies to vote for adjournment of the Special Meeting for the purpose of giving management additional time to solicit votes to approve such proposal.

    The grant of a proxy on the enclosed form does not preclude a stockholder from attending the Special Meeting and voting in person. Stockholders may revoke a proxy at any time before it is voted. Proxies may be revoked by (i) delivering to the Secretary of the Company, before the vote is taken at the Special Meeting, a written notice of revocation bearing a later date than the proxy,
(ii) duly executing a later dated proxy relating to the same shares of Common Stock and delivering it to the Secretary of the Company before the vote is taken at the Special Meeting or (iii) attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy should be sent to Odd's-N-End's, Inc., 5000 Winnetka Avenue North, New Hope, Minnesota 55428, Attention: Secretary, or hand delivered to the Secretary of the Company before the vote is taken at the Special Meeting.

    All expenses of the Company's solicitation of proxies for the Special Meeting will be borne by the Company. In addition to solicitation by use of the mails, proxies may be solicited from the stockholders by directors, officers and employees of the Company in person or by telephone, telefax or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements may be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares of Common Stock held of record by such brokerage houses, custodians, nominees and fiduciaries, and the Company will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith.

    STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. IF THE MERGER IS COMPLETED, TRANSMITTAL FORMS AND INSTRUCTIONS WILL BE SENT TO STOCKHOLDERS FOR THE SURRENDER OF THEIR SHARES OF COMMON STOCK.

                                SPECIAL FACTORS

BACKGROUND OF THE MERGER

    The Purchaser seeks to consummate the Merger as part of its acquisition of Universal. Universal owns 3,413,239 shares of the Common Stock of the Company, representing approximately 55% of the Company's outstanding Common Stock. Universal acquired 1,913,239 shares of Common Stock through a cash investment of $953,000 in connection with the confirmation of the Company's plan of bankruptcy reorganization in December 1994. Pursuant to an agreement dated July 24, 1998 between Universal and the Company, Universal acquired an additional 1,500,000 shares of Common Stock from the Company on July 24, 1998 in consideration for Universal's cancellation of $450,000.30 of the outstanding indebtedness under the Company's demand discretionary revolving credit facility with Universal. In November 1997, the Purchaser acquired, pursuant to a stock purchase agreement with Universal, 4,500,000 newly issued shares of Universal Common Stock, representing approximately 48% of all outstanding Universal Common Stock.


    The Company Board did not consider any opportunities other than the Merger Proposal prior to its approval of the Merger Proposal and the transactions contemplated thereby. The Company Board did not consider opportunities other than the Merger Proposal for the following reasons: (i) the Company Board has not received any offer or indication of interest from potential acquirors other than the Purchaser to purchase or make an investment in the Company; (ii) the Company Board believes that the likelihood of receiving such an offer which would be more attractive to the Public Stockholders than the Merger Proposal from a financial point of view is low due to the Company's consistent history of financial losses, the fact that Universal owns approximately 55% of the Company's outstanding Common Stock, and the need for a potential acquiror to pay off or otherwise resolve the Company's outstanding $10.45 million demand obligation to Universal; and (iii) the Purchaser's decision to attempt to consummate the Merger for the reasons stated under "SPECIAL FACTORS--Purpose and Structure of the Merger," and the influence of the Purchaser on the Company Board as described under "SPECIAL FACTORS--Current Relationships and Transactions."


    In January 1998, the Board of Directors of the Purchaser began reviewing its ownership interest in Universal. Throughout January, management of the Purchaser discussed with Universal and the Company the needs of Universal and the Company and the Purchaser's options with respect to Universal and the Company. Also during the course of January, the Purchaser's management began working with management of Universal and the Company to implement new purchasing procedures and a new merchandising program that places greater emphasis on consumables and focuses on attractive, convenient store layouts. On January 31, 1998, at a regular meeting with the Boards of Directors of Universal and the Company at which Jeff Gold, Howard Gold and Andy Farina, as the Purchaser's designees, were present, Richard L. Ennen, who was appointed the President of Universal and the Company at the meeting, reported that the initial results of the remerchandising program were very positive.

    On Friday, February 13, 1998, various members of the Purchaser's management contacted Mr. Ennen to discuss the possibility of an acquisition of Universal and the Company.

    On Sunday, February 15, 1998, David Gold telephoned Mark Ravich, the former chief executive officer of Universal and a member of Universal's Board, and Norman Ravich, the founder of Universal, both of whom are significant shareholders of Universal, to set up a conference call for Monday, February 16, 1998 with the entire Boards of Universal and the Company to discuss the possibility of an acquisition of Universal and the Company.

    On Monday, February 16, 1998, the Purchaser's Board of Directors met to discuss the proposed acquisition of Universal and the Company. At this meeting the Purchaser's Board approved the recommendation that the Purchaser proceed with the Exchange Offer and with the Merger on the terms described in this Proxy Statement.

    Following this meeting, the Purchaser's Board contacted the Boards of Directors of Universal and the Company to discuss the proposed Exchange Offer and Merger and to offer (i) an exchange ratio of one share of Purchaser common stock for every 16 shares of Universal Common Stock (and the associated common share purchase rights) in the Exchange Offer and (ii) merger consideration of $0.30 for each share of the Company's Common Stock in the Merger. Negotiations continued throughout the day and into the evening. The Purchaser's Board of Directors decided to issue a press release before the opening of the market on Tuesday, February 17, 1998, to announce its proposal to acquire the outstanding shares of Universal Common Stock not owned by the Purchaser for the exchange consideration and the outstanding shares of the Company's Common Stock not owned by Universal for the Merger Consideration. The Boards of Universal and the Company had not, at that point, decided whether to accept the Purchaser's offers.


    The $0.30 per share Merger Consideration was established by the Purchaser at a significant premium to the public trading price for the Company's Common Stock prior to the Purchaser's announcement of the Merger Proposal in order to generate interest among the Public Stockholders in support of the Merger Proposal and thus help to ensure the successful consummation of the Merger. The $0.30 per share Merger Consideration represents a 173% and a 100% premium, respectively, to the average of the high and low bid prices of the Common Stock as reported on the OTC Bulletin Board one trading day and one week, respectively, prior to the Purchaser's announcement on February 17, 1998 of its intention to acquire the Company.


    On February 24, 1998, the Purchaser and each of Mark Ravich, Norman Ravich and certain trusts for which Mark Ravich is the trustee entered into separate Stockholder Support Agreements in which each stockholder agreed to vote his or its shares of Universal Common Stock (i) in favor of the Exchange Offer and (ii) in favor of any other matter deemed necessary by the Purchaser to effectuate the Exchange Offer or solicited in connection with the Exchange Offer, and considered and voted upon by the shareholders of Universal. In addition, each shareholder executing a Stockholder Support Agreement agreed to tender and sell all of its Universal Common Stock to the Purchaser pursuant to the terms of the Exchange Offer. As a result of the Stockholder Support Agreements, the Purchaser obtained the agreement of approximately 10% of the shares of Universal Common Stock (not including the 48% held by the Purchaser) to vote in favor of the Exchange Offer and to tender shares in the Exchange Offer.


    On March 2, 1998, Universal executed an irrevocable proxy appointing designees of the Purchaser to vote all of Universal's shares of the Company's Common Stock for the approval and adoption of the Merger Proposal.


    On March 24, 1998 the Company's Board of Directors, acting by unanimous written consent, approved and adopted the Merger Proposal and the Merger Agreement was executed. The Company Board approved the Merger Proposal due to its belief that the Merger Proposal represents an opportunity for Public Stockholders to receive cash value for their Common Stock which is substantial
(i) in light of the Company's and Universal's respective histories of unprofitable operations and the resulting risk that the Company may not be able to continue as a going concern if the Merger is not consummated, and (ii) in comparison to the historical market prices of the Company's Common Stock before the Merger Proposal was announced, and in light of the Company's financial condition.

RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER

    THE BOARD OF DIRECTORS

    IN CONSIDERING THE COMPANY BOARD'S POSITION WITH RESPECT TO THE MERGER PROPOSAL, STOCKHOLDERS OF THE COMPANY SHOULD BE AWARE THAT EACH COMPANY DIRECTOR AND EXECUTIVE OFFICER IS AN OFFICER OF UNIVERSAL OR ONLY DEALS, UNIVERSAL'S WHOLLY OWNED SUBSIDIARY. THE AFFILIATION OF EACH COMPANY DIRECTOR WITH UNIVERSAL, TOGETHER WITH THE PURCHASER'S OWNERSHIP OF APPROXIMATELY 48% OF THE OUTSTANDING UNIVERSAL COMMON STOCK, MEANS THAT EACH COMPANY DIRECTOR IS AN AFFILIATE OF THE PURCHASER. CONSEQUENTLY, THE COMPANY BOARD WAS UNABLE TO AND DID NOT CONVENE A COMMITTEE OF UNAFFILIATED, INDEPENDENT DIRECTORS TO CONSIDER THE FAIRNESS OF THE MERGER PROPOSAL TO THE COMPANY'S PUBLIC STOCKHOLDERS. ADDITIONALLY, DUE IN PART TO ITS LIMITED FINANCIAL RESOURCES, THE COMPANY DID NOT RETAIN AN INDEPENDENT FINANCIAL ADVISOR TO RENDER AN OPINION AS TO WHETHER THE MERGER CONSIDERATION IS FAIR TO THE COMPANY'S PUBLIC STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW.


    In considering the fairness of the Merger Proposal to the Public Stockholders, the Company Board was aware that certain procedural safeguards intended to promote such fairness were absent, including that (i) the Merger Proposal was not structured to require that a majority of the Public Stockholders approve the Merger; (ii) the Company Board did not retain an unaffiliated representative to act solely on behalf of the Public Stockholders for purposes of negotiating the terms of the Merger Proposal and/or preparing a report concerning the fairness of the Merger Proposal to the Public Stockholders; and (iii) because (as described in the preceding paragraph) each Company director is an affiliate of the Purchaser, the Merger Proposal was not approved by a majority of Company directors who are unaffiliated with the Purchaser. However, despite the absence of these procedural safeguards, the Company Board believes that the Merger Proposal is fair to the Public Stockholders for the reasons described in this section.

    On March 24, 1998 the Company Board, acting by unanimous written consent, approved the Merger Proposal and recommended that stockholders vote to approve and adopt the Merger Proposal. See "SPECIAL FACTORS--Background of the Merger." The following is a discussion of all material factors considered by the Company Board in making its determination regarding the Merger Proposal. The Company Board gave primary weight to the following two considerations in making its determination and recommendation with respect to the Merger Proposal:


    - SUBSTANTIAL DOUBT ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN. The Company Board believes that the Merger Proposal represents an opportunity for the Company's Public Stockholders to receive cash value for their Common Stock which is substantial in light of the Company's and Universal's respective histories of unprofitable operations and the resulting risk that the Company may not be able to continue as a going concern if the Merger is not consummated. The Company has reported net losses for each of the three fiscal years since the Company emerged from its bankruptcy reorganization in December 1994, and reported a net loss of $967,000 for the six month period ended June 30, 1998. At June 30, 1998, the Company had a working capital deficit (total current assets minus total current liabilities) of $5,587,000; total liabilities of $12,089,000 in comparison to total assets of $8,121,000; and a total shareholders' deficit of $3,968,000. Arthur Andersen LLP, the Company's independent public accountants, expressed substantial doubt about the Company's ability to continue as a going concern in their report for the fiscal year ended December 31, 1997.


    Due to the Company's unprofitability, the Company depends on its relationship with Universal to continue operating as a going concern. Universal provides substantially all of the Company's working capital under a demand discretionary revolving credit facility, and provides substantially all of the Company's merchandise inventory under a supply agreement. Additionally, Universal provides accounting, operational and administrative functions for the Company. However, Universal also has experienced consistently poor financial performance. Universal has incurred net losses in each of the last two fiscal years, including a net loss of approximately $11.9 million for the fiscal year ended December 31, 1997, and at such date had an accumulated deficit of approximately $18.6 million. Arthur Andersen LLP, Universal's independent public accountants, expressed substantial doubt about Universal's ability to continue as a going concern in their report for the fiscal year ended December 31, 1997. Thus the Company's own unprofitability and Universal's continuing losses raise substantial doubt about the Company's ability to remain in business.

    In November 1997, to address Universal's and the Company's need for additional capital and sources of product, Universal issued 4,500,000 shares of Universal Common Stock to the Purchaser for a purchase price of $2,000,000 in cash and a $2,000,000 credit toward the price of merchandise to be acquired by Universal from the Purchaser. Since its November 1997 investment, the Purchaser has supplied Universal (and indirectly, the Company) with merchandise and financing, thus supporting Universal's and the Company's short term viability. The Purchaser chose to pursue an acquisition of Universal and the Company at this time for the reasons stated below under "SPECIAL FACTORS--Purposes and Structure of the Merger," and in order to protect and more fully benefit from the Purchaser's November 1997 investment in Universal. The Company believes that the timing of the proposed Merger is beneficial to the Company due to the Company's immediate need for additional capital and merchandise. The Company Board believes that if the Merger is consummated, the Purchaser will provide sufficient merchandise and funding to meet the Company's needs for the foreseeable future. There can be no assurance that the Purchaser will continue its support of the Company and Universal if the Merger is not consummated, or that Universal and the Company would be able to become profitable or locate sources of merchandise and financing other than the Purchaser.

    - RELATIONSHIP BETWEEN THE MERGER CONSIDERATION AND THE COMPANY'S HISTORICAL SHARE PRICE PERFORMANCE AND CURRENT FINANCIAL CONDITION. The Company Board believes that the Merger Consideration is fair to the Company's Public Stockholders in comparison to the historical market prices of the Company's Common Stock before the Merger Proposal was announced, and in light of the Company's current financial condition. The $0.30 per share Merger Consideration represents a 173% and a 100% premium, respectively, to the average of the high and low bid prices of the Common Stock as reported on the OTC Bulletin Board one trading day and one week, respectively, prior to the Purchaser's announcement on February 17, 1998 of its intention to acquire the Company. The Merger Consideration also exceeds the per share prices of the Common Stock since January 1, 1997, as disclosed under "PRICE RANGE OF COMMON STOCK." Additionally, the Company Board believes that the Merger Consideration represents substantial value to the Public Stockholders in light of the Company's negative book value of $3,968,000 (or a negative book value per share of approximately $0.84) at June 30, 1998, and the substantial doubt about the Company's ability to continue as a going concern without continued capital infusions and supplies of merchandise by the Purchaser. The Company also believes that the Merger Consideration represents more than the Company's Public Stockholders would likely receive in a present liquidation of the Company, because the outstanding amount under the Company's discretionary demand credit facility with Universal substantially exceeds the book value of the Company's assets and substantially all of the Company's assets are pledged to secure the Company's obligations under the Universal facility.


    Additionally, the Company has not received any offer or indication of interest from potential acquirors other than the Purchaser to purchase or make an investment in the Company. The Company believes that the likelihood of receiving such an offer which would be more attractive to the Public Stockholders than the Merger Proposal from a financial point of view is low due to the Company's consistent history of financial losses, the fact that Universal owns approximately 55% of the Company's outstanding Common Stock, and the need for a potential acquiror to pay off or otherwise resolve the Company's outstanding $10.45 million demand obligation to Universal.

    In determining that the Merger Proposal is fair to, and in the best interests of, the Company's Public Stockholders, the Company Board also considered the factors set forth below:

    (i) The terms of the Merger Agreement, including (a) the ability of the Company Board, in the exercise of its fiduciary duties to stockholders, to consider competing proposals, and (b) the ability of the Company Board, following consultation with its advisors and in the exercise of its fiduciary obligations under applicable law, to furnish information to and participate in negotiations with persons making bona fide unsolicited offers. See "THE MERGER AGREEMENT--Agreements of the Purchaser, the Merger Subsidiary and the Company." The Company Board believes that such terms of the Merger Agreement support its conclusion that the Merger Consideration is fair to the Public Stockholders.

    (ii) The impact of certain conflicts of interests of the Company's directors on their ability to effectively represent the Public Stockholders in connection with the Merger Proposal. See "SPECIAL FACTORS--Current Relationships and Transactions."

   (iii) The ability of stockholders who may not support the Merger Proposal to obtain "fair value" for their Common Stock if they properly perfect and exercise their appraisal rights under the DGCL. See "SPECIAL FACTORS--Appraisal Rights." The Company Board believes that such ability to obtain fair value supports its conclusion that the Merger Consideration is fair to the Public Stockholders.

    The Company Board did not deem the expected tax consequences of the Merger to the Public Stockholders to be a material consideration in its determination that the Merger Consideration is fair to the Public Stockholders.


    The Purchaser and Universal made no purchases of the Company's Common Stock during the period from January 1, 1997 to the date of the Company Board's approval of the Merger Proposal on March 24, 1998, and thus the Company Board did not consider the consideration paid in any such purchases in determining the fairness of the Merger Proposal to the Public Stockholders. The $0.30 per share Merger Consideration is equal to the $0.30 per share conversion price effectively paid by Universal for the 1,500,000 shares of Common Stock that Universal acquired on July 24, 1998 in exchange for the cancellation of $450,000.30 of the outstanding indebtedness under the Company's demand discretionary revolving credit facility with Universal.



    The Company Board did not receive any report, opinion or appraisal from an outside party relating to the Merger Proposal and the fairness of the Merger Consideration to the Public Stockholders from a financial point of view, and thus the Company Board did not consider any such report, opinion or appraisal in determining the fairness of the Merger Proposal to the Public Stockholders.



    The Company Board is not aware of any offer or proposal during the 18 months preceding the Company Board's approval of the Merger Proposal on March 24, 1998 or the date of this Proxy Statement that was made by any person unaffiliated with the Company, the Purchaser or Universal involving an acquisition of the Company (including pursuant to a merger or consolidation of the Company, the sale or other transfer of all or any substantial part of the Company's assets, or any other transaction involving a change of control of the Company). Thus the Company Board did not consider any such offer or proposal in determining the fairness of the Merger Proposal to the Public Stockholders.


    THE COMPANY BOARD HAS UNANIMOUSLY APPROVED THE MERGER PROPOSAL AND HAS DETERMINED THAT THE MERGER PROPOSAL IS FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S PUBLIC STOCKHOLDERS. THE COMPANY BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER PROPOSAL.

    THE PURCHASER AND UNIVERSAL

    The Purchaser and Universal have not undertaken any formal evaluation of the fairness of the Merger Proposal to the Public Stockholders. However, the Purchaser and Universal each agree with and adopt the analysis and conclusions of the Company Board set forth above regarding the fairness of the Merger Consideration to the Company's Public Stockholders, and on that basis the Purchaser and Universal each believe that the Merger Proposal is fair to the Public Stockholders.

PURPOSE AND STRUCTURE OF THE MERGER

    In light of the Company's on-going need for additional capital infusions, insights gained by the Purchaser's management into the Company's operations and the opportunities the Purchaser's management believes exist for operating synergies, the Purchaser has determined to acquire the balance of the Common Stock in the Merger concurrently with its acquisition of Universal Common Stock in the Exchange Offer. The Purchaser currently owns approximately 48% of the outstanding Universal Common Stock; Universal currently owns approximately 55% of the Company's outstanding Common Stock. The Purchaser is seeking 100% ownership of Universal and the Company for the following reasons:

    - FULL BENEFIT OF CURRENT INVESTMENT. The Purchaser believes that in order to derive the full benefit from the value and potential of its current 48% ownership interest in Universal and Universal's current 55% ownership interest in the Company, an acquisition of Universal and the Company will provide the Purchaser with the maximum flexibility in utilizing the resources of Universal, the Company and the Purchaser to optimize the return to the Purchaser's shareholders.

    - OPPORTUNITIES FOR THE SALE OF GOODS AT VARIABLE PRICES. Universal's Only Deals stores and the Company's stores will provide the Purchaser with a retail channel for merchandise at prices other than the Purchaser's single price point and will enable the Purchaser to increase the volume of merchandise distributed by it. The Purchaser believes that this greater distribution capability will provide the Purchaser an opportunity to further solidify its relationship with its suppliers, increase the Purchaser's exposure to opportunistic buying opportunities, allow the Purchaser to capture a wider range of merchandise and enable the Purchaser to take greater advantage of volume discounts.

    - INCREASED ACCESS TO NEW MARKETS. The Exchange Offer and the Merger will increase the number of stores owned by the Purchaser to 129 and diversify the Purchaser's geographic presence into the Midwest, Texas and New York. This geographic presence could serve as a basis for launching the Purchaser's 99 CENTS Only Stores retail format into these regions in future periods.

    - COST SAVINGS AND SYNERGIES. The Purchaser believes further opportunities exist for improving store level economics. In addition, it is anticipated that the Exchange Offer and the Merger will provide the combined businesses with opportunities to realize the efficiencies and synergies available by operating on a cooperative basis which include economies of scale in purchasing, freight, retail expenses, insurance, marketing, advertising, human resources and administration.

    - BETTER BUYING OPPORTUNITIES. The Purchaser believes that through its acquisition of Universal and the Company, the Purchaser will gain greater access to better buying opportunities through the capability to purchase in larger volumes and at different prices.

    - ELIMINATION OF EXPENSES. The Purchaser believes that ownership of Universal and the Company will remove the burdens on Universal and the Company of being public corporations subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the annual shareholders meeting and board meeting requirements and will reduce expenses to the benefit of each of the Purchaser, Universal and the Company. The Purchaser expects these savings will result from decreased legal, accounting and printing costs, as well as the time saved by Universal's and the Company's employees who will no longer be required to participate in the preparation of filings required under the Exchange Act.

    In order to provide a prompt and orderly transfer of ownership of Common Stock from the Public Stockholders to the Purchaser, in light of relevant financial, legal, tax and other considerations, the Purchaser's acquisition of the Company has been structured as a merger pursuant to which, if the Merger Proposal is approved and adopted by the requisite vote of the Company stockholders and the remaining conditions to the consummation of the Merger are satisfied or waived, the Merger Subsidiary will be merged with and into the Company and all of the outstanding shares of Common Stock (other than shares owned by the Purchaser or Universal, all of which will remain outstanding, or by stockholders who properly exercise and perfect their statutory appraisal rights under the DGCL) will be converted into the right to receive the Merger Consideration. Stockholders who perfect their statutory appraisal rights under and in accordance with Section 262 of the DGCL may seek appraisal of their Common Stock. See "SPECIAL FACTORS--Appraisal Rights."

CERTAIN EFFECTS OF THE MERGER; PLANS FOR THE COMPANY AFTER THE MERGER

    The Company Board believes that the principal benefits of the Merger Proposal to the Company's Public Stockholders arise from the opportunity to receive cash value for their Common Stock pursuant to the Merger, which value is substantial in light of the Company's and Universal's respective histories of unprofitable operations and the resulting risk that the Company may not be able to continue as a going concern if the Merger is not consummated. See "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger--The Board of Directors." The Company Board believes that the principal detriments of the Merger Proposal to the Public Stockholders arise from their inability to participate in and benefit from any increase in the value of the Company (including the receipt of any distributions on the Company's capital stock) following the consummation of the Merger, and from the expectation that the Public Stockholders' receipt of cash for their shares of Common Stock in the Merger or pursuant to the exercise of appraisal rights will be treated for federal income tax purposes as a taxable transaction. The principal benefits of the Merger to the Purchaser are discussed above under "SPECIAL FACTORS--Purpose and Structure of the Merger."

    Following the Effective Time, the Purchaser, assuming its acquisition of 100% of the outstanding Universal Common Stock in the Exchange Offer, will own (directly and indirectly through Universal) 100% of the Company's outstanding capital stock. In such event, the Purchaser will be the sole beneficiary of any future earnings and growth of the Company after the Effective Time (until shares of capital stock, if any, are issued to other stockholders) and will have the ability to benefit from any corporate opportunities that may be pursued by the Company in the future. At the Effective Time, the Public Stockholders will cease to have any ownership interests in, or rights as, stockholders of the Company. Following the Effective Time, the Public Stockholders will not benefit from any increase in the value of the Company or any payment of dividends on the Common Stock and will not bear the risk of any decrease in the value of the Company.

    As a result of the Merger, the Company will be a privately held corporation and (assuming the Purchaser's acquisition of 100% of the outstanding Universal Common Stock in the Exchange Offer) a wholly owned subsidiary of the Purchaser and there will be no public market for the Common Stock. At the Effective Time, the Common Stock will cease to be quoted on the OTC Bulletin Board and price quotations with respect to sales of shares of the Common Stock in the public market will no longer be available. In addition, registration of the Common Stock under the Exchange Act will be terminated. This termination will make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement under the proxy rules of Regulation 14A of furnishing a proxy or information statement in connection with stockholders meetings, no longer applicable to the Company. After the Effective Time, the Company will no longer be required to file periodic reports with the Securities and Exchange Commission (the "Commission") in connection with the Common Stock.

    The directors of the Merger Subsidiary at the Effective Time will be the directors of the Company after the Merger and will hold office from the Effective Time until the next annual meeting of the stockholders of the Company and until their successors are elected or appointed and are duly qualified. The officers of the Merger Subsidiary at the Effective Time will be the initial officers of the Company following the Merger and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Company's Certificate of Incorporation, as in effect at the Effective Time, or as otherwise provided by law.

    Except as indicated in this Proxy Statement, the Purchaser does not have any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary, a sale or transfer of a material amount of assets of the Company or any subsidiary or any material change in the Company's capitalization or dividend policy or any other material changes in the Company's corporate structure or business, or the composition of the Company Board or the Company's management.

CURRENT RELATIONSHIPS AND TRANSACTIONS

    Universal owns 3,413,239 shares of the Common Stock of the Company, respresenting approximately 55% of the Company's outstanding Common Stock. Universal acquired 1,913,239 shares of Common Stock through a cash investment of $953,000 in connection with the confirmation of the Company's plan of bankruptcy reorganization in December 1994. Pursuant to an agreement dated as of July 24, 1998 between Universal and the Company, Universal acquired an additional 1,500,000 shares of Common Stock from the Company on July 24, 1998 in consideration for Universal's cancellation of $450,000.30 of the outstanding indebtedness under the Company's demand discretionary revolving credit facility with Universal. The Company relies on Universal to a significant degree for, among other things, the Company's financing needs, supplies of merchandise and management expertise.

    In February 1995, the Company entered into a demand discretionary revolving credit facility with Universal which, as amended, provides for borrowings with interest payable at prime plus 2.5% (11.0% at December 31, 1997 and 10.75% at December 31, 1996). Borrowings are collateralized by substantially all of the Company's assets. There were borrowings outstanding under the Universal facility of $10.45 million at July 24, 1998 (after the cancellation of $450,000.30 of indebtedness under such facility in exchange for the issuance of Common Stock to Universal as described above).

    The Company purchases substantially all of its merchandise from Universal under the terms of a supply agreement. The supply agreement permits Universal to achieve a gross margin of approximately 15.25% on the merchandise sold to the Company. As a result of this arrangement, the Company is highly dependent upon Universal's ability to obtain merchandise.

    Each director and executive officer of the Company is an officer of Universal or Only Deals, Universal's wholly owned subsidiary. Additionally, Universal provides accounting, operating and administrative functions for the Company.

FINANCING FOR THE MERGER

    The Purchaser expects to obtain the funds for the Merger Consideration payable to holders of Common Stock in the Merger and fees and expenses related to the Merger from a combination of available cash and cash equivalents.

PAYMENT FOR SHARES OF COMMON STOCK

    As a result of the Merger, Public Stockholders' certificates formerly representing shares of Common Stock will cease to have any equity interest in the Company. After consummation of the Merger, each share of Common Stock issued and outstanding immediately prior to the consummation of the Merger held by Public Stockholders will be required to be surrendered to the Paying Agent in order that such share be canceled and converted automatically into the right to receive the cash Merger Consideration of $0.30 per share. No interest will be paid or accrued on the cash payable upon the surrender of such certificates.

    DETAILED INSTRUCTIONS WITH REGARD TO THE SURRENDER OF CERTIFICATES, TOGETHER WITH A LETTER OF TRANSMITTAL, WILL BE FORWARDED TO FORMER HOLDERS OF COMMON STOCK BY THE PAYING AGENT PROMPTLY FOLLOWING THE EFFECTIVE TIME. HOLDERS OF COMMON STOCK SHOULD NOT SUBMIT THEIR CERTIFICATES TO THE PAYING AGENT UNTIL THEY HAVE RECEIVED SUCH MATERIALS. PAYMENT FOR SHARES OF COMMON STOCK WILL BE MADE TO FORMER HOLDERS OF SHARES AS PROMPTLY AS PRACTICABLE FOLLOWING RECEIPT BY THE PAYING AGENT OF THEIR CERTIFICATES AND OTHER REQUIRED DOCUMENTS.

ACCOUNTING TREATMENT OF THE MERGER

    Under applicable accounting standards, the Merger will treated as a purchase of the Company by the Purchaser.

REGULATORY APPROVALS

    The Purchaser and the Company know of no remaining federal or state regulatory requirements that must be complied with or approvals that must be obtained in order to consummate the Merger, other than the filing of the certificate of merger with the Secretary of State of the State of Delaware.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


    The following discussion sets forth the material federal income tax consequences of the Merger to a holder of Common Stock of the Company. The receipt of Merger Consideration for Common Stock pursuant to the Merger or cash pursuant to the exercise of appraisal rights will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a stockholder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received for the shares of Common Stock sold and such stockholder's adjusted tax basis in such shares. Assuming the shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. Capital gain generally will be taxed to an individual stockholder at a maximum federal tax rate of 20 percent with respect to shares of Common Stock held for more than 12 months. The federal tax rates applicable to ordinary income will apply to the sale or exchange of shares held for one year or less. The highest marginal federal income tax rate applicable to an individual stockholder is 39.6%. Capital losses not offset by capital gains may be deducted against an individual stockholder's ordinary income up to a maximum annual amount of $3,000. Unused capital losses may be carried forward indefinitely by an individual stockholder. All net capital gain of a corporate stockholder is subject to tax at ordinary corporate rates. A corporate stockholder can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

    THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE TO CERTAIN TYPES OF STOCKHOLDERS, SUCH AS FINANCIAL INSTITUTIONS, BROKER-DEALERS, PERSONS WHO RECEIVED PAYMENT IN RESPECT OF OPTIONS TO ACQUIRE COMMON STOCK, STOCKHOLDERS WHO ACQUIRED COMMON STOCK PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, PERSONS OWNING COMMON STOCK AS PART OF A "STRADDLE," "HEDGE" OR "CONVERSION TRANSACTION," INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES AND FOREIGN CORPORATIONS.

    THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS BASED UPON PRESENT LAW. STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS AND CHANGES IN SUCH TAX LAWS.

APPRAISAL RIGHTS

    Stockholders who do not vote for the approval and adoption of the Merger Proposal at the Special Meeting and who otherwise comply with the applicable statutory procedures of Section 262 of the DGCL may be entitled to appraisal rights under Section 262 of the DGCL. In order to exercise and perfect appraisal rights, the record holder of Common Stock must follow the steps summarized below properly and in a timely manner. A person having a beneficial interest in shares of Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

    SECTION 262 OF THE DGCL IS REPRINTED IN ITS ENTIRETY AS ANNEX B TO THIS PROXY STATEMENT. SET FORTH BELOW IS A DISCUSSION OF THE MATERIAL PROVISIONS OF
SECTION 262. THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW RELATING TO APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ANNEX B. ALL REFERENCES IN SECTION 262 AND THIS SUMMARY TO "STOCKHOLDER" ARE TO THE RECORD HOLDER OF THE SHARES OF COMMON STOCK IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED. FAILURE TO COMPLY STRICTLY WITH THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

    Under the DGCL, holders of Common Stock who follow the procedures set forth in Section 262 will be entitled to have their shares of Common Stock appraised by the Delaware Court of Chancery (the "Delaware Court") and to receive payment in cash of the "fair value" of such shares (which may be more or less than the Merger Consideration), exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court.

    Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of the Special Meeting, the corporation, not less than 20 days prior to such meeting, must notify each of its stockholders who was a stockholder on the record date with respect to such shares for which appraisal rights are available, that appraisal rights are so available, and must include in each such notice a copy of Section 262. This Proxy Statement constitutes such notice to the holders of Common Stock and
Section 262 of the DGCL is attached to this Proxy Statement as Annex B. Any stockholder who wishes to exercise such appraisal rights or who wishes to preserve his right to do so should review the following discussion and Annex B carefully, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

    A STOCKHOLDER WISHING TO EXERCISE APPRAISAL RIGHTS (A) MUST NOT VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER PROPOSAL AND (B) MUST DELIVER TO THE COMPANY BEFORE THE VOTE ON THE PROPOSAL TO APPROVE AND ADOPT THE MERGER PROPOSAL, A WRITTEN DEMAND FOR APPRAISAL OF SUCH HOLDER'S SHARES OF COMMON STOCK. A STOCKHOLDER WHO SIGNS AND RETURNS A PROXY CARD WITHOUT EXPRESSLY DIRECTING THAT HIS OR HER SHARES OF COMMON STOCK BE VOTED AGAINST THE MERGER PROPOSAL WILL EFFECTIVELY WAIVE HIS, HER OR ITS APPRAISAL RIGHTS BECAUSE SUCH SHARES REPRESENTED BY THE PROXY CARD WILL BE VOTED FOR THE APPROVAL AND ADOPTION OF THE MERGER PROPOSAL. ACCORDINGLY, A STOCKHOLDER WHO DESIRES TO EXERCISE AND PERFECT APPRAISAL RIGHTS WITH RESPECT TO ANY OF HIS OR HER SHARES OF COMMON STOCK MUST EITHER (I) REFRAIN FROM EXECUTING AND RETURNING THE ENCLOSED PROXY CARD AND FROM VOTING IN PERSON IN FAVOR OF THE PROPOSAL TO APPROVE THE MERGER PROPOSAL, OR
(II) CHECK EITHER THE "AGAINST" OR THE "ABSTAIN" BOX NEXT TO THE PROPOSAL ON SUCH CARD OR AFFIRMATIVELY VOTE IN PERSON AGAINST THE PROPOSAL OR REGISTER IN PERSON AN ABSTENTION WITH RESPECT THERETO. A VOTE OR PROXY AGAINST THE MERGER PROPOSAL SHALL NOT, IN AND OF ITSELF, CONSTITUTE A DEMAND FOR APPRAISAL.

    A demand for appraisal will be sufficient if it reasonably informs the Company of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder's shares of Common Stock. This written demand for appraisal must be separate from any proxy or vote abstaining from or voting against the approval and adoption of the Merger Proposal. A stockholder wishing to exercise appraisal rights must be the record holder of such shares of Common Stock on the date the written demand for appraisal is made and must continue to hold such shares through the Effective Time. Accordingly, a stockholder who is the record holder of shares of Common Stock on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the Effective Time, will lose any right to appraisal in respect of such shares.

    Only a holder of record of shares of Common Stock is entitled to assert appraisal rights for the shares of Common Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as the holder's name appears on the stock certificates and must state that such person intends thereby to demand appraisal of his, her or its shares of Common Stock. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand for appraisal should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one for two or more joint owners, may execute the demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for such owner or owners.

    A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee form and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

    ALL WRITTEN DEMANDS FOR APPRAISAL OF SHARES MUST BE MAILED OR DELIVERED TO:
ODD'S-N-END'S, INC., ATTENTION: SECRETARY, 5000 WINNETKA AVENUE NORTH, NEW HOPE, MINNESOTA 55428, OR SHOULD BE DELIVERED TO THE SECRETARY AT THE SPECIAL MEETING, PRIOR TO THE VOTE ON THE MERGER PROPOSAL.

    Within ten days after the Effective Time, the Company will notify each stockholder who properly asserted appraisal rights under Section 262 and has not voted for the approval and adoption of the Merger Proposal as of the Effective Time.

    Within 120 days after the Effective Time, but not thereafter, the Company or any stockholder who has complied with the statutory requirements summarized above may file a petition in the Delaware Court demanding a determination of the fair value of the shares held by such stockholder. If no such petition is filed, appraisal rights will be lost for all stockholders who had previously demanded appraisal of their shares. The Company is not under any obligation, and has no present intention, to file a petition with respect to appraisal of the value of the shares. Accordingly, stockholders who wish to exercise their appraisal rights should regard it as their obligation to take all steps necessary to perfect their appraisal rights in the manner prescribed in Section 262.

    Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of shares of Common Stock not voted in favor of the approval and adoption of the Merger Proposal and with respect to which demands for appraisal were received by the Company, and the number of holders of such shares. Such statement must be mailed within ten days after the written request therefore has been received by the Company.

    If a petition for an appraisal is timely filed and a copy thereof served upon the Company, the Company will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of the stockholders who have demanded appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders who demanded appraisal rights of their shares of Common Stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder.

    After determining which stockholders are entitled to appraisal, the Delaware Court will appraise the "fair value" of their shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the consideration they are entitled to receive pursuant to the Merger Agreement if they did not seek appraisal of their shares. In determining "fair value" of shares, the Delaware Court shall take into account all relevant factors. In WEINBERGER V. UOP, INC., the Delaware Supreme Court has stated that such factors include "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation." In WEINBERGER, the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. In addition, the Delaware Court has decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy.

    The Delaware Court will also determine the amount of interest, if any, to be paid on the amounts to be received by persons whose shares of Common Stock have been appraised. The costs of the action may be determined by the Delaware Court and taxed upon the parties as the Delaware Court deems equitable. The Delaware Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

    Any stockholder who has duly demanded and perfected an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote his or her shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of Common Stock as of a date prior to the Effective Time.

    At any time within 60 days after the Effective Time, any stockholder will have the right to withdraw his or her demand for appraisal and to accept the Merger Consideration. After this period, a stockholder may withdraw his or her demand for appraisal only with the written consent of the Company. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, a stockholder's right to appraisal will cease and he or she will be entitled to receive the Merger Consideration, without interest, as if he or she had not demanded appraisal of his or her shares. No petition timely filed in the Delaware Court demanding appraisal will be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned on such terms as the Delaware Court deems just.

    If any stockholder who properly demands appraisal of his or her shares of Common Stock under Section 262 fails to perfect, or effectively withdraws or loses, his right to appraisal, as provided in the DGCL, the shares of such stockholder will be converted into the right to receive the consideration receivable with respect to such shares in accordance with the Merger Agreement. A stockholder will fail to perfect, or effectively lose or withdraw, his right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers to the Company a written withdrawal of his demand for appraisal. Any such attempt to withdraw an appraisal demand more than 60 days after the Effective Time will require the written approval of the Company.

    STOCKHOLDERS DESIRING TO EXERCISE THEIR APPRAISAL RIGHTS MUST NOT VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER PROPOSAL AND MUST STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL.

    FAILURE TO TAKE ANY REQUIRED STEP IN CONNECTION WITH THE EXERCISE OF APPRAISAL RIGHTS WILL RESULT IN THE TERMINATION OR WAIVER OF SUCH RIGHTS.

                              THE MERGER AGREEMENT

    The following is a discussion of the material terms and provisions set forth in the Merger Agreement. This discussion is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Annex A and is incorporated by reference herein.

    THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the DGCL, at the Effective Time, the Merger Subsidiary will be merged with and into the Company. The Company will continue as the surviving corporation in the Merger and (assuming the Purchaser's acquisition of 100% of the outstanding Universal Common Stock in the Exchange Offer) will become a wholly owned subsidiary of the Purchaser. At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time held by stockholders (other than any shares owned by the Purchaser or Universal) will be canceled and, subject to appraisal rights, will be converted automatically into the right to receive from the Company the Merger Consideration.

    The Merger Agreement provides that the directors and officers of the Merger Subsidiary immediately prior to the Effective Time will be the initial directors and officers of the Company. The Merger Agreement provides that, at the Effective Time, the Certificate of Incorporation and Bylaws of the Company will be amended to be substantially identical to the Certificate of Incorporation and Bylaws of the Merger Subsidiary.

    AGREEMENTS OF THE PURCHASER, THE MERGER SUBSIDIARY AND THE
COMPANY. Pursuant to the Merger Agreement, the Company agreed to (i) duly call, give notice of, convene and hold the Special Meeting as soon as practicable for the purpose of considering and taking action on the Merger Proposal, (ii) include in the proxy statement for the Special Meeting the unanimous recommendation of the Company Board that the stockholders of the Company approve and adopt the Merger Proposal and (iii) use its reasonable efforts to obtain such approval and adoption. At the Special Meeting, the Purchaser is obligated to cause all shares of Common Stock then owned directly or indirectly by it and its subsidiaries to be voted in favor of the approval and adoption of the Merger Proposal.

    Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Effective Time, unless the Purchaser has otherwise agreed in writing, (i) the businesses of the Company and its subsidiaries will be conducted only in, and the Company and its subsidiaries will not take any action except in, the ordinary course of business and in a manner consistent with past practice; (ii) the Company will use its reasonable commercial efforts, and will cause each of its subsidiaries to use its reasonable commercial efforts, to preserve intact its respective business organization and goodwill, to keep available the services of its respective officers and employees and maintain satisfactory relationships with those persons having business relationships with it; and (iii) the Company will confer on a regular basis with one or more representatives of the Purchaser to report operational matters of materiality and any proposals to engage in any material transactions.

    Pursuant to the Merger Agreement, from and after the Effective Time, the Purchaser will cause the surviving corporation in the Merger to, and the surviving corporation will, include as part of its Certificate of Incorporation and Bylaws provisions relating to the indemnification of all current and former directors, officers, employees and agents of the Company which are substantially similar to the provisions contained in the Company's Certificate of Incorporation and Bylaws prior to the Effective Time. Such provisions will not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees or agents of the Company in respect to actions or omissions occurring at or prior to the Effective Time (including, without limitation, actions or omissions which occur in connection with the transactions contemplated by the Merger Agreement), unless such modification is required by law.

    Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, the Company and the Purchaser will use all reasonable efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from states and foreign jurisdictions in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by the Merger Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of the Merger Agreement, the proper officers and directors of the Purchaser and the Company will take all such necessary action.

    In connection with the Merger Agreement, Universal and each director and executive officer of the Company have agreed (i) to vote their shares of Common Stock in favor of the Merger Proposal (and have granted the Purchaser a proxy to do the same in their place and stead) and (ii) not to sell, transfer, hypothecate or otherwise dispose of any of their Common Stock until the earlier of the termination of the Merger Agreement or the Effective Time.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company, the Purchaser and the Merger Subsidiary as to the enforceability of the Merger Agreement and by the Company as to compliance with law, corporate status and capitalization and the accuracy of financial statements and filings with the Commission.

    RESPONSE TO OTHER OFFERS. Pursuant to the Merger Agreement, (a) neither the Company nor any of its subsidiaries will, and the Company will direct and use its best efforts to cause its officers, directors, employees, agents and representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or any of its subsidiaries (any such proposal or offer, an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal;
(b) the Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform the individuals or entities referred to above of the obligations described in this section; and (c) the Company will notify the Purchaser immediately if any such inquiries or proposals are received by, any such information is received from, or any such negotiations or discussions are sought to be initiated or continued with the Company.

    The Merger Agreement provides that the Company Board may furnish information to or enter into discussions or negotiations with any person or entity that makes an unsolicited bona fide proposal to acquire the Company pursuant to a business combination or other acquisition transaction, if and to the extent that
(A) the Company Board determines in good faith that such action is required for the Company Board to comply with its fiduciary duties to stockholders imposed by law, (B) the Company Board has received a legal opinion from its counsel that such action is required for the Company Board to comply with its fiduciary duties to stockholders imposed by law, (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, the Company provides written notice to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, and (D) subject to any confidentiality agreement with such person or entity (which such party determined in good faith was required to be executed in order for the Company Board to comply with its fiduciary duties to stockholders imposed by law), the Company keeps the Purchaser informed of the status (not the terms) of any such discussions or negotiations. The Company also may comply with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

    CONDITIONS TO THE MERGER. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the condition that the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company to the extent required by the DGCL and the Certificate of Incorporation of the Company.

    The obligations of the Purchaser and the Merger Subsidiary to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following additional conditions: (i) the Company shall have performed in all material respects its agreements contained in the Merger Agreement required to be performed on or prior to the Effective Time, and the representations and warranties of the Company contained in the Merger Agreement shall be true in all material respects as of the date of the Merger Agreement and the Effective Time;
(ii) all material filings, registrations, covenants, permits, authorizations and regulatory approvals of governmental authorities necessary for the consummation of the Merger shall have been duly obtained or made and shall be in full force and effect; (iii) there shall not have occurred any change in the financial condition, business or operations of the Company and its subsidiaries that would have or would be reasonably likely to have a material adverse effect on the Company; (iv) there shall not have been any statute, rule, regulation or order promulgated, enacted, entered, enforced or deemed applicable to the Merger by any United States federal or state government or governmental authority, nor shall there be in effect an order or judgment entered by any United States federal or state court, which (a) would make the consummation of the Merger illegal or would materially delay the Effective Time, (b) would require the divestiture by the Purchaser, the Company or any of their respective subsidiaries of any of the shares of Common Stock or of a material portion of the business, assets, or property of either the Purchaser or any of its subsidiaries, or of the Company or any of its subsidiaries, or impose any material limitation on the ability of any of them to conduct their respective businesses and own their respective assets or property, or (c) impose any limitations on the ability of the Purchaser, directly or indirectly, to control in any material respect the business or operations of the Company, or any of its subsidiaries; (v) the Purchaser shall have received a certificate of the Company dated the Effective Time, signed by a senior officer of the Company, certifying that (a) all representations and warranties of the Company were true and correct in all material respects when made and are true and correct in all material respects on the Effective Time as if made on the Effective Time, and (b) the Company has performed and complied in all material respects with all covenants and agreements required in the Merger Agreement to be performed or complied with by it on or prior to the Effective Time; and (vi) the Purchaser shall have completed the Exchange Offer and shall have acquired a number of shares of Universal Common Stock such that, when added to the shares it owned prior to the commencement of the Exchange Offer, the Purchaser shall own at least eighty percent (80%) of the issued and outstanding Universal Common Stock.

    The obligations of the Company to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the additional condition that no preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction, or by any governmental, administrative or regulatory agency or commission, in the United States preventing the consummation of the Merger shall be in effect.

    TERMINATION; FEES AND EXPENSES. The Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding the approval thereof by the stockholders of the Company: (i) by the Purchaser or the Company, if any material condition to the obligations of the Purchaser or the Company, respectively, described under "Conditions of the Merger" above is not substantially satisfied at the time or times contemplated thereby and such condition is not waived by the Purchaser or the Company, as the case may be;
(ii) by the Purchaser, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement such that the conditions to the obligations of the Purchaser set forth therein would not be satisfied; (iii) by either the Purchaser or the Company if the

Merger shall not have been consummated on or before December 31, 1998; (iv) by either the Purchaser or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, degree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (v) by mutual written consent of the Company and the Purchaser authorized by their respective Boards of Directors. If the Merger Agreement is so terminated, the Merger Agreement shall become void and of no effect with no liability on the part of any party hereto, except that provisions contained in the Merger Agreement relating to the payment of costs and expenses incurred in connection therewith and indemnification for willful breach of the Merger Agreement shall survive such termination.

    Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except that the Purchaser will pay certain costs and expenses related to this Proxy Statement.

    AMENDMENT AND WAIVER. The Merger Agreement may be amended in writing by the parties thereto by or on behalf of their respective Board of Directors at any time before or after approval of the Merger Agreement by the stockholders, but after any such approval, no amendment may be made which changes the Merger Consideration, or which is not otherwise permitted by the DGCL or the California General Corporate Law, without the further approval of the stockholders. Except as otherwise provided by the Merger Agreement, any party thereto may (i) extend the time for the performance of any obligation or other act of any other party thereto, (ii) waive any inaccuracy in the representations and warranties of the other parties contained therein and (iii) waive compliance with any agreement or condition contained therein.

                                    EXPENSES

    It is estimated that, if the Merger is consummated, expenses incurred in connection therewith will be approximately as follows:


                                                                  THE COMPANY   THE PURCHASER
                                                                 -------------  -------------
SEC filing fees................................................   $       170    $         0
Legal fees and expenses........................................             0        150,000
Accounting fees and expenses...................................        35,000         45,000
Printing costs.................................................         8,000         18,000
Proxy distribution and paying agent fees and expenses..........             0          7,500
Miscellaneous..................................................         6,000          5,000
                                                                 -------------  -------------
Total..........................................................   $    49,170    $   225,500
                                                                 -------------  -------------
                                                                 -------------  -------------


    All costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except that the Purchaser will pay all fees and expenses incurred in printing and mailing this Proxy Statement and filing this Proxy Statement with the Commission.

                       SELECTED HISTORICAL FINANCIAL DATA


    Set forth below is selected financial data relating to the Company. The data should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto. The Company's consolidated financial statements as of and for the year ended December 31, 1997, which have been audited by Arthur Andersen LLP, independent auditors, and the Company's consolidated financial statements as of December 31, 1996 and for the years ended December 31, 1996 and 1995, which have been audited by PricewaterhouseCoopers LLP, independent auditors, are incorporated by reference in this Proxy Statement from the Company's Annual Report on Form 10-K for the year ended December 31, 1997. The Company's unaudited financial statements as of and for the six months ended June 30, 1998 and 1997 are incorporated by reference in this Proxy Statement from the Company's Quarterly Report on Form 10-Q for the six months ended June 30, 1998. Copies of such annual report, such quarterly report and the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998 are being mailed to each Company stockholder together with this Proxy Statement.


    The Company emerged from Chapter 11 Bankruptcy on December 28, 1994. Accordingly, the financial statements as of such date have been prepared in conformity with AICPA Statement of Position 90-7 "Financial Reporting for Entities in Reorganization Under the Bankruptcy Code," which established a new basis of accounting. As a result, the financial data for prior periods, labeled "Predecessor," are not comparable to the Company.


                                                              COMPANY                                PREDECESSOR
                                       -----------------------------------------------------  --------------------------
                                         SIX MONTHS ENDED              YEARS ENDED              11 MONTHS
                                             JUNE 30,                 DECEMBER 31,                ENDED      YEAR ENDED
                                       --------------------  -------------------------------  DECEMBER 31,   JANUARY 31,
                                         1998       1997       1997       1996       1995         1994          1994
                                       ---------  ---------  ---------  ---------  ---------  -------------  -----------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales................................  $  10,565  $   9,357  $  23,132  $  22,451  $  23,528    $  23,362     $  32,658
Cost of goods sold...................      6,878      5,891     15,245     14,884     15,113       15,772        20,615
                                       ---------  ---------  ---------  ---------  ---------  -------------  -----------
  Gross margin.......................      3,687      3,466      7,887      7,567      8,415        7,590        12,043
Operating expenses...................      4,137      4,119      9,143      8,734      9,181       11,191        16,073
  Loss from operations...............       (450)      (653)    (1,256)    (1,167)      (766)      (3,601)       (4,030)
Interest and other expense, net......       (517)      (359)      (829)      (582)      (339)        (283)         (245)
Reorganization costs.................     --         --         --         --         --           (5,101)       --
Income tax (provision) benefit.......     --         --         --         --         --              (11)          929
                                       ---------  ---------  ---------  ---------  ---------  -------------  -----------
Extraordinary item...................     --         --         --         --         --            4,694        --
                                       ---------  ---------  ---------  ---------  ---------  -------------  -----------
  Net loss...........................  $    (967) $  (1,012) $  (2,085) $  (1,749) $  (1,105)   $  (4,302)    $  (3,346)
                                       ---------  ---------  ---------  ---------  ---------  -------------  -----------
                                       ---------  ---------  ---------  ---------  ---------  -------------  -----------
Basic and diluted net loss per share:
Loss before extraordinary item.......  $    (.20) $    (.21) $    (.44) $    (.37) $    (.23)   $  (12.69)(1)  $   (4.69)(1)
                                       ---------  ---------  ---------  ---------  ---------  -------------  -----------
                                       ---------  ---------  ---------  ---------  ---------  -------------  -----------
Extraordinary item...................     --         --         --         --         --             6.62(1)     --    (1)
Basic and diluted net loss per
  share..............................  $    (.20) $    (.21) $    (.44) $    (.37) $    (.23)   $   (6.07)    $   (4.69)
                                       ---------  ---------  ---------  ---------  ---------  -------------  -----------
                                       ---------  ---------  ---------  ---------  ---------  -------------  -----------
Pro forma net loss per share (2):
  Loss before extraordinary item.....                                                           $   (1.90)
Extraordinary item...................                                                                0.99
                                                                                              -------------
Pro forma net loss per share                                                                    $   (0.91)
                                                                                              -------------
                                                                                              -------------
Weighted average common shares
  outstanding:
Basic and diluted....................      4,724      4,724      4,724      4,724      4,724          709(1)        709(1)
                                       ---------  ---------  ---------  ---------  ---------  -------------  -----------
                                       ---------  ---------  ---------  ---------  ---------  -------------  -----------
Pro forma (2)........................                                                               4,724
                                                                                              -------------
                                                                                              -------------


------------------------

(1)  Restated for one-for-seven reverse stock split effective December 28, 1994.

(2) Gives retroactive effect to issuance of 4,015 shares for cash and for the discharge of prepetition obligations.

                                                                    COMPANY
                                        ----------------------------------------------------------------
                                                                                                          PREDECESSOR
                                               AS OF                            AS OF                     -----------
                                              JUNE 30,                       DECEMBER 31,                    AS OF
                                        --------------------  ------------------------------------------  JANUARY 31,
                                          1998       1997       1997       1996       1995       1994        1994
                                        ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Total assets..........................  $   8,121  $   6,247  $   6,962  $   6,436  $   6,830  $   5,837   $  12,193
Long-term debt, less current
  maturities..........................  $  --      $  --      $  --      $   1,276  $   1,663  $   2,067   $      15
Total liabilities.....................  $  12,089  $   8,175  $   9,963  $   7,352  $   5,997  $   3,899   $   7,851
Working capital (deficit).............  $  (5,587) $  (3,797) $  (4,738) $  (1,630) $     628  $   2,979   $     727
Shareholders' equity (deficit)........  $  (3,968) $  (1,928) $  (3,001) $    (916) $     833  $   1,938   $   4,342


                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    On the Record Date there were 6,224,048 shares of Common Stock outstanding,
held by      holders of record. The Common Stock is the only class of capital stock of the Company outstanding.

    The following table sets forth, to the knowledge of the Company, based upon information provided by the stockholders set forth below or publicly available filings, information regarding the ownership of the Common Stock at the Record Date by (a) all persons known to the Company to be the beneficial owners of more than 5% of the Common Stock outstanding, (b) each director and executive officer of the Company, and (c) all directors and executive officers of the Company as a group. Except as noted below, each such owner has sole voting and investment power for the shares indicated as beneficially owned by such owner. The address of each person listed is in care of the Company unless otherwise set forth below such person's name.

                                                              AMOUNT AND NATURE
                                                                OF BENEFICIAL        PERCENTAGE
NAME OF BENEFICIAL OWNER                                          OWNERSHIP           OF CLASS
----------------------------------------------------------  ----------------------  -------------
Universal International, Inc..............................          3,413,239              54.8%
  5000 Winnetka Avenue North
  New Hope, Minnesota 55428
Richard L. Ennen(1).......................................                  0             *
Robert R. Langer..........................................                  0             *
Dennis A. Hill............................................                  0             *
Mark H. Ravich(1).........................................                  0             *
All directors and executive officers as a group...........                  0             *

------------------------

*   Represents less than 1% of the outstanding Common Stock.

(1) In January 1998, Mr. Ravich resigned as President of the Company and Mr. Ennen was appointed President of the Company.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is quoted on the OTC Bulletin Board. The following table sets forth the high and low bid quotations of the Common Stock as reported on the OTC Bulletin Board for the periods listed.


                                                                                 HIGH        LOW
                                                                               ---------  ---------
Year Ended December 31, 1996
  First Quarter..............................................................  $    0.25  $    0.25
  Second Quarter.............................................................  $    0.25  $    0.06
  Third Quarter..............................................................  $    0.06  $    0.03
  Fourth Quarter.............................................................  $    0.04  $    0.03

Year Ended December 31, 1997
  First Quarter..............................................................  $    0.04  $    0.04
  Second Quarter.............................................................  $    0.08  $    0.08
  Third Quarter..............................................................  $    0.08  $    0.08
  Fourth Quarter.............................................................  $    0.12  $    0.10

Year Ending December 31, 1998
  First Quarter..............................................................  $    0.31  $    0.05
  Second Quarter.............................................................  $    0.30  $    0.19
  Third Quarter (as of August   , 1998)......................................  $  --      $  --


    The quotations above reflect inter-dealer prices, without mark-up, mark-down or commission and may not necessarily represent actual transactions.

    The high and low bid quotations on the OTC Bulletin Board for the Common Stock were $0.11 per share and $0.11 per share, respectively, on February 13, 1998, the last date on which quotations were made for Common Stock prior to the date on which the Purchaser publicly announced its intention to acquire the Company. The high and low bid quotations on the OTC Bulletin Board for the Common Stock were $0.19 per share and $0.11 per share, respectively, on February 10, 1998, one week prior to the Purchaser's announcement. Stockholders are urged to obtain current market quotations for the Common Stock.

    The Company has not paid any cash dividends during the past three fiscal years and does not expect to pay any cash dividends in the foreseeable future if, for any reason, the Merger is not consummated. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company Board. The Company's ability to pay dividends is further prohibited by the terms of its agreements with Universal's current lender, Coast Business Credit.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The name, business address and principal occupation or employment during the last five years of the directors and executive officers of the Company are set forth below. Unless otherwise indicated, the business address of each person is that of the Company at 5000 Winnetka Avenue North, New Hope, Minnesota 55428. Each person listed below is a citizen of the United States.

NAME                                            PRINCIPAL OCCUPATIONS OR POSITIONS DURING THE PAST FIVE YEARS
------------------------------------------  ---------------------------------------------------------------------
Richard L. Ennen..........................  Mr. Ennen became President of the Company in January 1998, and was appointed to the Board of Directors of the Company in December 1996.
                                            Mr. Ennen has been the Chief Executive Officer of Universal since
                                            January 1998, the President and a director of Universal since August
                                            1997, and the President of Only Deals (a wholly owned subsidiary of
                                            Universal) since October 1996. Mr. Ennen joined Only Deals in
                                            September 1996, as Executive Vice President and General Merchandising
                                            Manager. From 1992 to September 1996, Mr. Ennen was Director of
                                            Retail Merchandising and Retail Operations for Holiday Companies, a
                                            large grocery, wholesale and gasoline company based in Bloomington,
                                            Minnesota.

Robert R. Langer..........................  Mr. Langer became Chief Operating Officer of the Company in August
                                            1996, and was appointed to the Board of Directors of the Company in
                                            March 1995. Mr. Langer has been the Chief Operating Officer of Only
                                            Deals, Inc. since September 29, 1994 and a director of Universal since January 1998. Mr. Langer joined Only Deals in February 1992 as
                                            Vice President-Retail Operations. From June 1989 to January 1992, Mr.
                                            Langer was Director of the Retail Division for Lieberman Enterprises,
                                            a major music and video distributor.

Dennis A. Hill............................  Mr. Hill became Chief Financial Officer of the Company, Universal and
                                            Only Deals in January 1998. Mr. Hill joined Universal in January 1996 as Corporate Controller. From January 1994 to January 1996, Mr. Hill
                                            was Manager of Financial Reporting for Damark International, Inc., a
                                            mail order retailer. From September 1986 to January 1994, Mr. Hill was employed by Touche Ross/Deloitte & Touche, an international accounting firm, where he served as Audit Manager from September
                                            1991.

               DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER
                           AND THE MERGER SUBSIDIARY

    The persons listed below comprise the directors and executive officers of the Purchaser as described below. David Gold is the sole director and the President of the Merger Subsidiary, and Andy Farina is the Chief Financial Officer and Secretary of the Merger Subsidiary. Pursuant to the Merger Agreement, Mr. Gold will serve as the sole director and President and Mr. Farina will serve as the Chief Financial Officer and Secretary of the Company upon the consummation of the Merger.

    The name, business address and principal occupation or employment during the last five years of the directors and executive officers of the Purchaser and the Merger Subsidiary and certain key employees of the Purchaser are set forth below. Unless otherwise indicated, the business address of each person is that of the Purchaser. Each person listed below is a citizen of the United States.

DIRECTORS AND EXECUTIVE OFFICERS                PRINCIPAL OCCUPATIONS OR POSITIONS DURING THE PAST FIVE YEARS
------------------------------------------  ---------------------------------------------------------------------
David Gold................................  Mr. Gold has been Chairman of the Board and Chief Executive Officer of the Purchaser since the founding of the Purchaser in 1965. Mr.
                                            Gold has over 40 years of retail experience and 20 years of wholesale experience.

Howard Gold...............................  Mr. Gold has been a director of the Purchaser since 1991. He joined the Purchaser in 1982 and has served in various managerial capacities. He currently serves as Senior Vice President of
                                            Distribution. Mr. Gold received his B.S. degree from the University of California at Los Angeles in 1984.

Eric Schiffer.............................  Mr. Schiffer has been a director of the Purchaser since 1991. He joined the Purchaser in 1992 and served in various managerial capacities. He currently serves as Senior Vice President of Finance and Operations and Treasurer. Prior to joining the Purchaser, from
                                            1987 to 1992, he was employed by Oxford Partners, a venture capital firm. Mr. Schiffer received his B.S.E. degree from Duke University in
                                            1983 and his M.B.A. from Harvard Business School in 1987.

Jeff Gold.................................  Mr. Gold has been a director of the Purchaser since 1991. He joined the Purchaser in 1984 and has served in various managerial capacities since 1989. He currently serves as Senior Vice President of Real
                                            Estate and Information Systems. Mr. Gold received his B.A. degree from the University of California at Berkeley in 1989.

Andy Farina...............................  Mr. Farina joined the Purchaser in September 1996 as Chief Financial
                                            Officer. Prior to joining the Purchaser, from April 1993 through
                                            August 1996, Mr. Farina was Vice President of Finance of Crown BBK,
                                            Inc., a food brokerage business. Mr. Farina was employed by a division of Sara Lee from 1976 through 1988, ultimately in the capacity of President. Mr. Farina began his career with Arthur
                                            Andersen LLP.

DIRECTORS AND EXECUTIVE OFFICERS                PRINCIPAL OCCUPATIONS OR POSITIONS DURING THE PAST FIVE YEARS
------------------------------------------  ---------------------------------------------------------------------
Helen Pipkin..............................  Ms. Pipkin joined the Purchaser in 1991 and serves as Senior Vice
                                            President of Wholesale Operations. Prior to joining the Purchaser, from 1985 through 1991, Ms. Pipkin served as Controller and Manager of Wholesale and Import Operations of Cobra Associated International,
                                            a wholesaler of variety merchandise. Prior to 1985, for many years,
                                            Ms. Pipkin was an owner, Vice President and Controller of Markell
                                            Imports, a general merchandise wholesaler.

William O. Christy........................  Mr. Christy has been a director of the Purchaser since 1992. He was
                                            President and Chief Executive Officer of Certified Grocers of
                                            California from 1977 to 1990 where he spent the majority of his career. He has served on numerous trade association boards including the executive committee of the National Grocers Association Board and
                                            Chairman of the Merchant and Manufacturer Association Board.

Marvin Holen..............................  Mr. Holen has been a director of the Purchaser since 1991. He is an attorney and in 1960 founded the law firm of Van Petten & Holen. He served on the Board of the Southern Californian Rapid Transit
                                            District from 1976 to 1993 (six of those years as the Board's
                                            President). He also served on the Board of Trustees of California
                                            Blue Shield from 1972 to 1978, on the Board of United California
                                            Savings Bank from 1992 to 1994 and on several other corporate, financial institution and philanthropic boards of directors.

Ben Schwartz..............................  Mr. Schwartz has been a director of the Purchaser since 1993. He was
                                            Chairman of Foods Company Markets, a supermarket chain, from 1980 until it was acquired in 1987 by Boys Markets. Prior thereto, he served for many years as its President. He has also served on the
                                            Board of Directors of Certified Grocers of California including four years as Chairman. Additionally, Mr. Schwartz sits on a number of industry trade boards, including the Food Marketing Institute.

Lawrence Glascott.........................  Mr. Glascott has been a director of the Purchaser since October 1996.
                                            He was the former Vice President--Finance of Waste Management
                                            International. Prior thereto, Mr. Glascott was a partner at Arthur
                                            Andersen LLP, and was the Arthur Andersen LLP partner in charge of the Purchaser account for six years. Additionally, Mr. Glascott was in charge of the Los Angeles based Arthur Andersen LLP Enterprise
                                            Group practice for over 15 years.

CERTAIN KEY EMPLOYEES OF THE PURCHASER          PRINCIPAL OCCUPATIONS OR POSITIONS DURING THE PAST FIVE YEARS
------------------------------------------  ---------------------------------------------------------------------
Larry Borenstein..........................  Mr. Borenstein joined the Purchaser in 1984 and currently serves as
                                            Vice President of Construction and Advertising. Mr. Borenstein has
                                            also served in various other managerial capacities within the
                                            Purchaser.

Carolyn J. Brock..........................  Ms. Brock joined the Purchaser in 1994 and currently serves as Vice
                                            President of Human Resources. During 1993 and 1994, Ms. Brock was
                                            employed by Dodge, Warren & Peters Consultants, Inc., a consulting firm, where she served as Executive Vice President. From 1992 to
                                            1993, she was an owner and the Vice President of Comp Solutions, a worker's compensation consulting firm. From 1990 to 1992, she was the
                                            President of Employers Management Services, a human resources consulting firm.

Jose Gomez................................  Mr. Gomez joined the Purchaser in 1980 and has served in many different managerial capacities, most recently as Vice President of
                                            Retail Operations. He has over 20 years of retail experience.

Kenneth R. Phipps.........................  Mr. Phipps joined the Purchaser in 1993 and serves as Vice President of Distribution. From 1991 until 1993, Mr. Phipps served as Director of Operations for SE Rykoff Inc., a large food wholesaler. From 1970 to 1991, Mr. Phipps was employed by Lucky Stores, Inc., a large grocery chain, where his responsibilities included, at various times, serving as the distribution center manager at three Lucky's facilities.

                 DIRECTORS AND EXECUTIVE OFFICERS OF UNIVERSAL

    Richard L. Ennen, Robert R. Langer, Jeff Gold, Howard Gold and Andy Farina are the directors of Universal. Messrs. Ennen (who serves as the Chief Executive Officer and President of Universal) and Hill (who serves as the Chief Financial Officer of Universal) are the executive officers of Universal. The business address, principal occupation or employment during the last five years, and citizenship of Richard L. Ennen and Robert R. Langer is set forth above under "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY," and such information for Jeff Gold, Howard Gold and Andy Farina is set forth above under "DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND THE MERGER SUBSIDIARY."

                                    EXPERTS

    The Company's consolidated financial statements as of and for the year ended December 31, 1997 incorporated by reference in this Proxy Statement have been audited by Arthur Andersen LLP, independent auditors, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. It is expected that a representative of Arthur Andersen LLP will be present at the Special Meeting to respond to appropriate questions of Company stockholders and to make a statement if such representative desires.

                                 OTHER MATTERS

    As of the date of this Proxy Statement, the Company Board is not aware of any matters to be presented at the Special Meeting other than those described in this Proxy Statement. If other matters should properly come before the Special Meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendations of the management of the Company.

                           FORWARD-LOOKING STATEMENTS

    In addition to the historical information contained or incorporated by reference herein, this Proxy Statement contains or incorporates forward-looking statements concerning the Company's operations, economic performance and financial condition, and the Purchaser's pending acquisitions of Universal and the Company and the effect of such acquisitions on the Company's results of operations, future results of operations, store openings, purchasing abilities and capital requirements. Such forward-looking statements may be identified by the use of words such as "believe," "anticipate," "intend" and "expect." Such forward-looking statements are subject to various risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from those currently anticipated due to a number of factors, including (i) the availability of adequate inventory and capital resources, (ii) the orderly operation of the Company's receiving and distribution process, (iii) inflation, consumer confidence and other general economic factors, (iv) dependence on key personnel and (v) increased competition from new entrants into the deep-discount retail industry. The Company does not ordinarily make projections of its future operating results and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further discussion of other factors which could affect the financial results of the Company are included in the Commission filings incorporated by reference herein.

                             AVAILABLE INFORMATION

    The Company, the Purchaser, the Merger Subsidiary and Universal have filed a Rule 13e-3 Transaction Statement (including any amendments thereto, the "Schedule 13E-3") under the Exchange Act concurrently with the filing of this Proxy Statement. This Proxy Statement does not contain all of the information set forth in the Schedule 13E-3 and the exhibits thereto. For such information, reference is made to the Schedule 13E-3 and the exhibits thereto.

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company can be inspected and copied at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549 and at the Commission's regional offices at Suite 1400, Citicorp Center, 5600 West Madison Street, Chicago, Illinois 60661 and Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (such as the Company) at http://www.sec.gov.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The following documents previously filed with the Commission pursuant to the Exchange Act by the Company (File No. 0-19908) are hereby incorporated by reference in this Proxy Statement:

    (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

    (b) Current Report on Form 8-K/A filed on January 8, 1998.

    (c) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998.


    (d) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998.



    The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1998 and June 30, 1998 are being mailed to each Company shareholder together with this Proxy Statement.


    All documents and reports filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date on which the Special Meeting is held shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of filing of such document or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

    THIS PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE RELATING TO THE COMPANY WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, FROM ODD'S-N-END'S, INC., 5000 WINNETKA AVENUE NORTH, NEW HOPE, MINNESOTA 55428, ATTENTION: SECRETARY. UPON REQUEST, THE DOCUMENTS WILL BE SENT BY FIRST CLASS MAIL WITHIN ONE BUSINESS DAY UPON RECEIPT OF REQUEST. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE MADE NO
LATER THAN            , 1998.

                                                                         ANNEX A

                      AGREEMENT AND PLAN OF REORGANIZATION
                                  BY AND AMONG
                              9 CENTS ONLY STORES
                        ODD'S-N-END'S ACQUISITION CORP.
                                      AND
                              ODD'S-N-END'S, INC.
                                 MARCH 24, 1998

                               TABLE OF CONTENTS

                                                                                                                      PAGE
                                                                                                                    ---------
R E C I T A L S...................................................................................................        A-1

A G R E E M E N T.................................................................................................        A-1

1.  DEFINITIONS...................................................................................................        A-1

2.  THE MERGER....................................................................................................        A-2
                2.1.  Actions to be Taken.........................................................................        A-2
                2.2.  Conversion of Common Stock of Sub...........................................................        A-3
                2.3.  Conversion or Cancellation of Company Common Stock..........................................        A-3
                2.4.  Dissenting Shares...........................................................................        A-3
                2.5.  Payment for Shares..........................................................................        A-4
                2.6.  No Further Rights or Transfers..............................................................        A-5
                2.7.  Stock Transfer Books........................................................................        A-5
                2.8.  Stockholders' Meetings......................................................................        A-5
                2.9.  Filing of Merger Documents..................................................................        A-5
               2.10.  Related Agreement...........................................................................        A-5

3.  CLOSING DATE..................................................................................................        A-5

4.  REPRESENTATIONS AND WARRANTIES OF COMPANY.....................................................................        A-6
                4.1.  Organization and Standing; Articles and Bylaws..............................................        A-6
                4.2.  Authorization...............................................................................        A-6
                4.3.  No Consents.................................................................................        A-6
                4.4.  Capital Stock...............................................................................        A-6
                4.5.  Subsidiaries................................................................................        A-7
                4.6.  SEC Reports and Financial Statement.........................................................        A-7
                4.7.  Absence of Certain Changes or Events........................................................        A-8
                4.8.  Litigation..................................................................................        A-8
                4.9.  Properties, Encumbrances....................................................................        A-8
               4.10.  Compliance With Applicable Law..............................................................        A-9
               4.11.  No Brokers..................................................................................        A-9
               4.12.  Proxy Statement.............................................................................        A-9
               4.13.  Information.................................................................................        A-9

5.  REPRESENTATIONS AND WARRANTIES OF PURCHASER...................................................................        A-9
                5.1.  Organization and Standing; Articles and Bylaws..............................................        A-9
                5.2.  Authorization...............................................................................       A-10
                5.3.  No Consents.................................................................................       A-10
                5.4.  SEC Reports.................................................................................       A-10
                5.5.  Absence of Certain Changes or Events........................................................       A-11
                5.6.  Litigation..................................................................................       A-11
                5.7.  Compliance With Applicable Law..............................................................       A-11
                5.8.  No Brokers..................................................................................       A-11
                5.9.  Proxy Statement.............................................................................       A-11
               5.10.  Information.................................................................................       A-11

6.  PRE-MERGER COVENANTS OF PURCHASER AND COMPANY.................................................................       A-12
                6.1.  Conduct of Business by Company..............................................................       A-12
                6.2.  Inspection of Records.......................................................................       A-13
                6.3.  Stockholder Approval........................................................................       A-13
                6.4.  Proxy Statement.............................................................................       A-13
                6.5.  Expenses....................................................................................       A-14

                                                                                                                      PAGE
                                                                                                                    ---------
                6.6.  Filings; Other Action.......................................................................       A-14
                6.7.  Publicity...................................................................................       A-14
                6.8.  Indemnification.............................................................................       A-14
                6.9   Acquisition Proposals.......................................................................       A-14

7.  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER....................................................       A-15
                7.1.  Stockholder Approval........................................................................       A-15

8.  ADDITIONAL CONDITIONS TO OBLIGATIONS OF PURCHASER AND SUB.....................................................       A-15
                8.1.  Representations, Covenants, Certificate.....................................................       A-15
                8.2.  Permits and Approvals.......................................................................       A-15
                8.3.  No Adverse Change...........................................................................       A-16
                8.4.  Certain Legal Matters.......................................................................       A-16
                8.5.  Certificate.................................................................................       A-16
                8.6.  Tender for Universal International..........................................................       A-16

9.  ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF COMPANY...........................................................       A-16
                9.1.  No Legal Action.............................................................................       A-16

10.  TERMINATION..................................................................................................       A-16
               10.1.  Termination.................................................................................       A-16
               10.2.  Effect of Termination.......................................................................       A-17

11.  MISCELLANEOUS PROVISIONS.....................................................................................       A-17
               11.1.  Notices.....................................................................................       A-17
               11.2.  Severability................................................................................       A-17
               11.3.  Exhibits and Schedules......................................................................       A-18
               11.4.  Governing Law...............................................................................       A-18
               11.5.  No Adverse Construction.....................................................................       A-18
               11.6.  Counterparts................................................................................       A-18
               11.7.  Costs and Attorneys' Fees...................................................................       A-18
               11.8.  Successors and Assigns......................................................................       A-18
               11.9.  Amendment...................................................................................       A-18
              11.10.  Waiver......................................................................................       A-18
              11.11.  Entire Agreement............................................................................       A-18
              11.12.  Best Efforts................................................................................       A-19
              11.13.  Survival of Representations and Warranties..................................................       A-19

                      AGREEMENT AND PLAN OF REORGANIZATION

    This Agreement and Plan of Reorganization (the "Agreement") is made and entered into as of March 24, 1998, by and between Odd's-N-End's, Inc., a Delaware corporation ("Company"), 99 CENTS Only Stores, a California corporation ("Purchaser"), and Odd's-N-End's Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Purchaser ("Sub"), with respect to the following:

                                R E C I T A L S

    WHEREAS, the Boards of Directors of Purchaser, Sub and Company, deeming it advisable for the mutual benefit of Purchaser, Sub and Company, and their respective stockholders, that Purchaser acquire Company by a merger of Sub into Company, under the terms and conditions hereinafter set forth (the "Merger"), have by duly adopted resolutions approved this Agreement and Plan of Reorganization (this "Agreement") and the transactions contemplated hereby;

    WHEREAS, it is the intent of the parties that the Merger will be treated for tax purposes as a taxable merger; and

    WHEREAS, the Board of Directors of Company has resolved to recommend to its stockholders approval of the Merger and approval and adoption of this Agreement.

                               A G R E E M E N T

    NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained herein, the parties to this Agreement hereby agree as follows:

    1. DEFINITIONS. As used in this Agreement, terms defined in the preamble and recitals hereto shall have the respective meanings specified therein and the following terms shall have the meanings set forth below:

      (a) "AFFILIATE" means, when used with reference to a specified Person, any Person that directly or indirectly through one or more intermediaries controls or is controlled by, or is under common control with, the specified Person.

      (b) "AGREEMENT" shall mean this Agreement and Plan of Reorganization.

      (c) "CALIFORNIA LAW" shall mean the General Corporation Law of the State of California.

      (d) "COMPANY" shall mean Odd's-N-End's, Inc., a Delaware corporation.

      (e) "COMPANY COMMON STOCK" shall mean the Common Stock, par value $0.07 per share, of Company.

      (f) "COMPANY SECURITIES" shall mean the Company Common Stock.

      (g) "COMPANY STOCKHOLDERS" shall mean the stockholders of Company.

      (h) "CODE" shall mean the Internal Revenue Code of 1986, as amended.

      (i) "CONTROL" (including as used in the terms "controlling," "controlled by" and "under common control with") of a Person means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

      (j) "DELAWARE LAW" shall mean the Delaware General Corporation Law.

      (k) "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.

      (l) "GAAP" shall mean generally accepted accounting principles.

      (m) "MATERIAL ADVERSE EFFECT" means when used in connection with Company or any of its Subsidiaries, or Purchaser or any of its Subsidiaries, as the case may be, any condition, change or effect that, individually or when taken together with all other such conditions, changes or effects that existed or occurred prior to the date of determination of the existence or occurrence of the Material Adverse Effect, is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), financial condition or results of operations of Company and its Subsidiaries or Purchaser and its Subsidiaries, in each case taken as a whole.

      (n) "MERGER" shall have the meaning provided in the first recital to this Agreement.

      (o) "NYSE" shall mean the New York Stock Exchange.

      (p) "PERSON" includes an individual, partnership, limited liability company, limited liability partnership, trust, estate, corporation, joint venture, unincorporated association, governmental bureau or agency or other entity of whatsoever kind or nature.

      (q) "SECURITIES ACT" means the Securities Act of 1933, as amended.

      (r) "PURCHASER COMMON STOCK" shall mean the Common Stock, no par value per share, of Purchaser.

      (s) "SEC" means the Securities and Exchange Commission.

      (t) "SUBSIDIARY" of a corporation means (i) any corporation of which equity securities possessing a majority of the ordinary voting power in electing the board of directors are, at the time as of which such determination is being made, owned by such corporation either directly or indirectly through one or more Subsidiaries, and (ii) any Person (other than a corporation) in which such corporation or any Subsidiary, directly or indirectly, has more than a 10% ownership interest or over which it exercises control.

      (v) "UNIVERSAL INTERNATIONAL" means Universal International, Inc., a Minnesota corporation.

    2.  THE MERGER.

        2.1. ACTIONS TO BE TAKEN. (a) Upon the performance of all covenants and obligations of the parties contained herein and upon the fulfillment (or waiver) of all conditions to the obligations of the parties contained herein, at the Effective Time (as defined below) and pursuant to Delaware Law, the following will occur:

                (i) Sub will be merged with and into Company, Company shall be the surviving corporation (the "Surviving Corporation"), and the separate existence and corporate organization of Sub shall cease, and thereupon Sub and Company shall be a single corporation;

                (ii) Company, as the Surviving Corporation, will succeed, insofar as permitted by law, to all rights, assets, liabilities and obligations of Sub in accordance with Delaware Law;

               (iii) the Certificate of Incorporation of the Surviving Corporation shall be amended to be substantially identical to the Certificate of Incorporation of Sub;

                (v) the Bylaws of the Surviving Corporation shall be amended to be substantially identical to the Bylaws of Sub; and

                (vi) the directors and officers of Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected and qualified in the manner provided in the Certificate of Incorporation of the Surviving Corporation.

      (b) As soon as practicable after the terms and conditions of this Agreement have been satisfied or waived, a Certificate of Merger, properly completed and executed in accordance with Delaware Law (the "Certificate of Merger"), will be filed with the Secretary of State of the State of Delaware. The Merger shall be effective at such time as the Certificate of Merger is filed in the office of the Secretary of State of the State of Delaware (the "Effective Time").

        2.2. CONVERSION OF COMMON STOCK OF SUB. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser as the holder thereof, all issued and outstanding shares of the common stock, $0.001 par value per share, of Sub will cease to be outstanding and will be converted into the right to receive an aggregate of that number of shares of Company Common Stock equal to 4,724,048, LESS 1,913,239, less any shares of Company Common Stock purchased by Purchaser in transactions not involving the Company as an issuer which are held by Purchaser at the Effective Time; PROVIDED that shares of Company Common Stock which are purchased by Purchaser directly from the Company from and after the date of this Agreement which are held by Purchaser at the Effective Time shall not be so subtracted.

        2.3. CONVERSION OR CANCELLATION OF COMPANY COMMON STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

      (a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, except for Perfected Dissenting Shares and shares then owned by Purchaser or Universal International, will cease to be outstanding and will, subject to the provisions of Section 2.4 hereof, be converted into the right to receive $0.30 (the "Merger Consideration").

      (b) Each share of Company Common Stock which, immediately prior to the Effective Time, was issued and outstanding and held by Purchaser, Sub or Universal International will continue to exist and remain outstanding.

      (c) No Perfected Dissenting Shares will be converted into the Merger Consideration under this Section 2.3, but such Perfected Dissenting Shares will be subject to the provisions of Section 2.4 hereof.

      (d) Each authorized but unissued share of Company Common Stock will cease to exist.

        2.4. DISSENTING SHARES. (a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held of record or beneficially owned by persons who have not voted such shares in favor of the Merger and who shall have timely delivered a written demand for appraisal of such shares in accordance with Section 262 of the Delaware Law are herein referred to as a "Dissenting Shares". Dissenting Shares, the holders of which have not effectively withdrawn or lost (for failure to timely file with Company a demand for appraisal of their shares or otherwise) their dissenters' rights under Section 262 ("Perfected Dissenting Shares"), shall not be converted into or represent a right to receive the Merger Consideration pursuant to Section 2.3 hereof, but the holders thereof shall be entitled only to such rights as are granted by Section 262. Each holder of Dissenting Shares who becomes entitled to payment for such holder's Company Common Stock pursuant to the provisions of
Section 262 shall receive payment therefor on a timely basis from the Surviving Corporation (but only after the amount thereof shall have been agreed upon or finally determined pursuant to such provisions); provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish his entitlement to appraisal rights as provided in Section 262 of the Delaware Law,
(ii) if any such holder of Dissenting Shares shall have effectively withdrawn his demand for appraisal of such Shares or lost his right to appraisal and payment for his Shares under Section 262 of the Delaware Law or (iii) if neither any holder of Dissenting Shares nor the Surviving Corporation shall have filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in Section 262 of the Delaware Law, such holder or holders (as the case may be) shall forfeit the right to appraisal of such Shares and each such Share shall thereupon be deemed to have been converted, as of the Effective Time, into and represent the right to receive payment from the Surviving Corporation of the Merger Consideration, without interest thereon, as provided in Section 2.3 hereof.

      (b) If any holder of Dissenting Share has effectively withdrawn or lost such holder's dissenter's rights under Section 262, such Dissenting Shares shall be converted into the right to receive the Merger Consideration pursuant to
Section 2.3(a) hereof.

      (c) Company will give Purchaser and Sub prompt notice of any written demands for appraisal, withdrawals of demands for appraisal or notices and any other instruments served pursuant to Section 262 and received by Company and the opportunity to direct all negotiations with and proceedings with respect to holders of Dissenting Shares. Company will not voluntarily make any payment with respect to any demands for payment for shares under Section 262 and will not, except with the prior written consent of Purchaser, settle or offer to settle any such demands.

        2.5. PAYMENT FOR SHARES. (a) Purchaser shall authorize an exchange agent (the "Exchange Agent") hereunder. As soon as practicable following the Effective Time, Purchaser will deliver to the Exchange Agent, funds (the "Exchange Fund") necessary to make the payments contemplated by Section 2.3. Out of the Exchange Fund, the Exchange Agent shall, pursuant to irrevocable instructions, make the payments referred to in Section 2.3. The Exchange Fund shall not be used for any other purpose. The Exchange Agent may invest portions of the Exchange Fund, as directed by Purchaser (so long as such directions do not impair the Exchange Agent's ability to make the payments referred to in
Section 2.3 hereof or otherwise impair the rights of holders of shares of Company Common Stock), provided that no such investments may be made other than in direct obligations of the United States of America, obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, commercial paper rated of the highest quality by Moody's Investors Services, Inc. or Standard & Poor's Corporation, or certificates of deposit issued by a commercial bank having capital exceeding $500,000,000. Any net earnings resulting from, or interest or income produced by, such investments shall be paid to the Surviving Corporation as and when requested by Purchaser. The Surviving Corporation shall replace any monies lost through any investment made pursuant to this Section 2.5. Deposit of funds pursuant hereto shall not relieve Purchaser or the Surviving Corporation of their obligations to make payments in respect of shares of Company Common Stock and Purchaser hereby guarantees the Surviving Corporation's obligations in respect thereof.

      (b) LETTER OF TRANSMITTAL. Promptly after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented Shares (the "Certificates") a form letter of transmittal (the "Letter or Transmittal") for return to the Exchange Agent (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates, for payment therefor. Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor cash in an amount equal to the product of the number of shares of Company Common Stock represented by such Certificate multiplied by the Merger Consideration, subject to any required withholding taxes, and such Certificate shall forthwith be canceled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. If payment is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form of transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.5, each Certificate (other than Certificates representing shares of Company held by Purchaser, Sub, Universal International or any other wholly-owned subsidiary of Purchaser, Company or any wholly-owned subsidiary of Company which shall have been canceled, or Dissenting Shares) shall represent for all purposes the right to receive the Merger Consideration in cash multiplied by the number of shares of Company Common Stock evidenced by such Certificate, without any interest thereon.

      (c) RETURN OF UNCLAIMED FUNDS. Any cash provided to the Exchange Agent pursuant to this Section 2.5 and not exchanged for Certificates within six months after the Effective Time will be returned by the Exchange Agent to the Surviving Corporation, which thereafter will act as Exchange Agent. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Common Stock for any Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat and similar laws.

        2.6. NO FURTHER RIGHTS OR TRANSFERS. At and after the Effective Time, each holder of a Certificate that represented issued and outstanding shares of Company Common Stock immediately prior to the Effective Time shall cease to have any rights as a stockholder of Company, except for the right to surrender his or her Certificate or Certificates in exchange for the payment provided pursuant to
Section 2.3 hereof or to perfect his or her right to receive payment for his or her Shares pursuant to Section 262 of the Delaware Law and Section 2.4 hereof if such holder has validly exercised and perfected and not withdrawn his or her right to receive payment for his or her shares of Company Common Stock, and there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of Company which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation, they shall be canceled and exchanged for cash as provided in this
Section 2.6, subject to applicable laws in the case of Dissenting Shares.

        2.7. STOCK TRANSFER BOOKS. At the Effective Time, the stock transfer books of Company shall be closed and no transfer of Company Common Stock shall thereafter be made.

        2.8. STOCKHOLDERS' MEETINGS. Purchaser and Company shall cooperate in soliciting proxies, if required, from the stockholders of Company in favor of approval of this Agreement and of the Merger pursuant to the terms of a proxy statement (the "Proxy Statement") prepared and filed in accordance with Section
6.4 hereof.

        2.9. FILING OF MERGER DOCUMENTS. As soon as practicable after the requisite approvals of the stockholders of Company have been obtained as provided in Section 2.9 hereof, and each other condition to the obligations of Company, Purchaser and Sub hereunder has been satisfied or waived, Company and Sub will deliver the Certificate of Merger for filing with the Secretary of State of the State of Delaware, and Company, Purchaser and Sub will take such other actions as may be required by the Delaware Law in connection with such filing and the consummation of the Merger.

        2.10. RELATED AGREEMENT. Each of the Principal Stockholders have executed and delivered to Purchaser a separate agreement pursuant to which they
(i) agree to vote the shares of Company Common Stock held by them in favor of this Agreement and the Merger at the Stockholders meeting called for that purpose and have granted a proxy to Purchaser to do the same in their place and stead, and (ii) agree not to sell, transfer, hypothecate or otherwise dispose of any of their shares of Company Common Stock held by them as of the date hereof until the earlier to occur of termination of this Agreement or the Effective Time, except as expressly provided for therein. For purposes of this section, "Principal Stockholders" shall mean all directors, executive officers and holders of more than 5% of the Company Common Stock.

    3. CLOSING DATE. The Closing of the Merger (the "Closing") shall, unless another date or place is agreed to in writing by the parties, take place at the offices of Troop Meisinger Steuber & Pasich, LLP, 10940 Wilshire Boulevard, Los Angeles, California 90024 (except for the filing of the Certificates of

Merger, which shall take place in the office of the Secretary of State of the State of Delaware) on the second business day following the satisfaction or waiver of all conditions precedent to the Merger, including those set forth in Sections 7, 8 and 9 of this Agreement. The date of the Closing is referred to in this Agreement as the "Closing Date."

    4. REPRESENTATIONS AND WARRANTIES OF COMPANY. Except as set forth in the disclosure letter delivered at or prior to the execution of this Agreement by Company, which shall refer to the relevant Sections of this Agreement (the "Company Disclosure Letter"), Company represents and warrants to and agrees with Purchaser and Sub as follows:

        4.1. ORGANIZATION AND STANDING; ARTICLES AND BYLAWS. Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Company is qualified, licensed or domesticated as a foreign corporation and is in good standing in all jurisdictions where the character of its properties owned or held under lease or the nature of its activities make such qualification necessary, except where the failure to be so qualified, licensed or domesticated would not have a Material Adverse Effect on Company. Company has all requisite power and authority and all requisite licenses, permits and franchises necessary to own, lease and operate its properties and assets and to carry on its business in the manner and in the locations as presently conducted, except where the failure to do so would not have a Material Adverse Effect on Company. Copies of the Certificate of Incorporation (as certified by the Delaware Secretary of State) and Bylaws of Company have been delivered to Purchaser and are accurate and complete as of the date hereof.

        4.2. AUTHORIZATION. Company has the requisite corporate power and authority to enter into and carry out the terms and conditions of this Agreement and all the transactions contemplated hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Company's Board of Directors and, other than the Stockholder approval required pursuant to
    Section 6.3 hereof, all corporate proceedings have been taken and no other corporate proceedings on the part of Company are necessary to authorize the execution, delivery and performance by Company of this Agreement. This Agreement has been duly executed and delivered by Company and constitutes the valid and binding obligations of Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally from time to time in effect and except that equitable remedies may not in all cases be available (regardless of whether enforceability is considered in a proceeding at law or in equity) (collectively, the "Remedies Exception"). The execution, delivery and performance of this Agreement by Company will not conflict with or constitute a breach, violation or default under Company's Certificate of Incorporation or Bylaws, any statute, law or administrative regulation, or under any judgment, decree, order, writ, governmental permit or license, any material contract, agreement, lease, indenture or instrument to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries is bound.

        4.3. NO CONSENTS. No consent, authorization, order or approval of, or filing with or registration with, any governmental authority, commission, board or other regulatory body of the United States or any state or political subdivision thereof, or any other Person, is required to be made or obtained by Company for or in connection with the execution and delivery by Company of this Agreement and the consummation by Company of the transactions contemplated hereby.

        4.4. CAPITAL STOCK. The authorized capital stock of Company consists of 20,000,000 shares of Company Common Stock, par value $0.07 per share. As of the date hereof, (i) there are 4,724,048 shares of Company Common Stock issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of any preemptive rights or any federal or state securities laws, and (ii) no shares of Company Common Stock are held by Subsidiaries of Company. As of the date hereof, there are (i) no options, warrants, purchase rights, calls, subscriptions, convertible securities or other rights, (including preemptive rights), agreements, understandings, arrangements or commitments of any character obligating the Company now or at any time in the future to issue or sell any of its capital stock or other equity interests of Company or any of its Subsidiaries (including, without limitation, options or rights that may be issued and outstanding under any Company stock option plan), and no shares of Company Common Stock are reserved for future issuance for such purpose, (ii) there are no obligations, contingent or otherwise, of Company or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any shares of capital stock or other equity interests of Company or any of its Subsidiaries or to provide funds or to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or another entity, other than guarantees of bank obligations of Subsidiaries entered into in the ordinary course of business, (iii) there are no outstanding bonds, debentures, notes or other obligations of Company the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Stockholders on any matter, (iv) there are no obligations, contingent or otherwise, guaranteeing the value of any of the shares of Company Common Stock or any of its Subsidiaries either now or at any time in the future, and (v) there are no voting trusts, proxies or other agreements or understandings to which Company is a party or is bound with respect to the voting of any capital stock or other equity interests of Company or any of its Subsidiaries.

        4.5. SUBSIDIARIES. The Company Disclosure Letter sets forth a true and correct list of each Subsidiary of Company as of the date hereof. All of the outstanding capital stock of each such Subsidiary is owned entirely by Company or by a Subsidiary of Company, as the case may be, as of the date hereof, free and clear of all liens, charges, pledges, security interests or other encumbrances, except for restrictions on transfer imposed by applicable securities laws. All such shares of capital stock have been duly authorized and validly issued and are fully paid and nonassessable. There are no agreements, understandings or undertakings governing the rights and duties of Company or any Subsidiary of Company as a stockholder of any Subsidiary, including, without limitation, any agreement, arrangement or understanding under which Company is or may become obligated, directly or indirectly, to acquire or dispose of any equity interest in, make any capital contribution or extend credit to, or act as guarantor, surety or indemnitor for any liability of any Subsidiary. Each such Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has the corporate power and authority to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in all jurisdictions where the failure to be so qualified would have a Material Adverse Effect on Company. Other than its Subsidiaries, Company has no interest in any corporation, joint venture, partnerships or other business enterprise.

        4.6. SEC REPORTS AND FINANCIAL STATEMENTS. From and after January 1, 1994, Company and each subsidiary subject to the periodic reporting requirements under the Exchange Act has filed with the SEC all forms, reports, registration statements, proxy statements and other documents (collectively, the "Company Reports") required to be filed by Company under the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder (collectively, the "Securities Laws"). Company has heretofore furnished Purchaser with true and complete copies of all Company Reports filed as of the date hereof. As of their respective dates, or, in the case of registration statements, as of their effective dates, all of the Company Reports, including all exhibits and schedules thereto and all documents incorporated by reference therein, (i) complied as to form in all material respects with the requirements of the Securities Laws applicable thereto, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements, in light of the circumstances under which they were made, not misleading. Company has filed with the SEC all documents and agreements which were required to be filed as exhibits to the Company Reports. The audited consolidated financial statements and unaudited interim consolidated financial statements of Company included or incorporated by reference in Company Reports (collectively, the "Company Financial Statements") have been prepared in accordance with GAAP applied on a consistent basis in accordance with Company's historical practices which practices conform to GAAP (except as may be indicated therein or in the notes thereto) and fairly present the financial position of Company as of and at the dates thereof and the results of operations and cash flows for the periods then ended, subject in the case of the unaudited interim financial statements, to normal, recurring year-end adjustments and any other adjustments described therein, which were not and are not expected to be material in amount or effect. Except as set forth or reflected in Company Financial Statements at December 31, 1996, or as set forth in the unaudited balance sheets included in the Company Reports since that date, neither Company nor any of its Subsidiaries, has any liabilities or obligations of any kind or nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against in any balance sheet of Company or any of its Subsidiaries, or in the notes thereto, prepared in accordance with GAAP consistently applied.

        4.7. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in Company Reports filed with the SEC prior to the date hereof, since September 30, 1997, Company and its Subsidiaries each has conducted its business in all material respects in the ordinary and usual course consistent with past practice, and there has not been (a) any event or occurrence which could result in a Material Adverse Effect on Company, (b) any material change in accounting methods, principles and practices by Company and its Subsidiaries (except for any such changes required by reason of a concurrent change in GAAP or to conform a Subsidiary's accounting methods, principles or practices to those of Company), (c) any damage, destruction or loss, whether covered by insurance or not, having a Material Adverse Effect on Company,
    (d) any entry by Company or any of its Subsidiaries into any commitment or transaction material to Company which is not in the ordinary course of business consistent with past practice, (e) any declaration, payment or setting aside for payment of any dividends, or (f) any grant to any officer or director of any increase in compensation (other than periodic salary increases not in excess of 10% made in the ordinary course of business consistent with past practice or increases resulting from job promotions or expansions of employment responsibilities), or any loan to any officer or director, or any adoption, amendment in any material respect or termination of any bonus, profit sharing, stock option, employee stock ownership, pension, retirement, deferred compensation, employment or consulting or other plan, agreement or arrangement for the benefit of employees of Company.

        4.8. LITIGATION. Company has disclosed in the Company Disclosure Letter all information in its possession or custody or under its control with respect to litigation pending as of the date hereof. Except as set forth in the Company Disclosure Letter, Company has no litigation pending as of the date hereof. To the best of Company's knowledge, the ultimate liability for damages arising from such litigation (based upon assumptions that Company believes in good faith to be reasonable under the circumstances) is either adequately reserved against in the Company Financial Statements at December 31, 1996 or in the unaudited balance sheets included in the Company Reports since that date or will not have a Material Adverse Effect on Company. Except as set forth in Company Disclosure Letter, there are no actions, suits or proceedings of any nature pending, or, to the knowledge of Company, threatened, against or by Company or any of its properties, assets or business, nor is Company or any of its properties, assets or business, subject to any order, judgment, ruling, or decree of any competent authority, which would have, or is reasonably likely to have, a Material Adverse Effect on Company. Company has not received notice of violation of any applicable statute, regulation, code, ordinance, rule, order, judgment, decree or requirement relating to its operations or its owned or leased properties and to Company's knowledge, no such violation exists, in each case, other than a violation which would not have a Material Adverse Effect on Company.

        4.9. PROPERTIES, ENCUMBRANCES. Company and its Subsidiaries have good and marketable title in fee simple to, or a valid leasehold interest in, each of the real properties reflected on the Company Financial Statements or which have been acquired after the date thereof or used by them as of the date hereof (collectively, the "Company Properties"), in each case, free and clear of all liens, mortgages or deeds of trust, claims against title, security interests or other encumbrances on title ("Liens") or any rights of way, written agreements, laws, ordinances or regulations affecting the use or occupancy of such properties, or any reservations of an interest in title ("Restrictions") except Liens and Restrictions included in the Company Disclosure Letter.

        4.10. COMPLIANCE WITH APPLICABLE LAW. The businesses of Company and its Subsidiaries are not being conducted in violation of any applicable law, ordinance, regulation, decree or order of any governmental entity. Neither Company nor any Company Subsidiary is a party to or subject to any judgment, decree, or order entered in any suit or proceeding brought by any governmental agency or by any other person, enjoining Company or any Company Subsidiary with respect to any business practice, the acquisition of any property, or the conduct of business in any area.

        4.11. NO BROKERS. Neither Company nor any Company Subsidiary has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of Company, the Surviving Corporation or Purchaser to pay any finder's fee, brokerage or agent's commissions or other like payments in connection with the negotiation, execution or performance of this Agreement and Company is not aware of any claim for any such payment.

        4.12. PROXY STATEMENT. None of the information supplied by Company for inclusion in the Proxy Statement, at the time of the mailing thereof to the Company Stockholders and at the time of the Company Stockholders meeting, contains any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        4.13. INFORMATION. All written information provided to Purchaser or its respective agents by or on behalf of Company or any of its representatives (including, without limitation, each representation and warranty of Company set forth in this Agreement) is, and Company covenants that any such information provided hereafter shall be, true and correct in all material respects and does not, or shall not, omit any material fact required to be included therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

    5. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Except as set forth in the disclosure letter delivered at or prior to the execution of this Agreement by Purchaser, which shall refer to the relevant Sections of this Agreement (the "Purchaser Disclosure Letter"), Purchaser and Sub jointly and severally represent, warrant, covenant and agree with Company as follows:

        5.1. ORGANIZATION AND STANDING; ARTICLES AND BYLAWS. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser is qualified, licensed or domesticated as a foreign corporation and is in good standing in all jurisdictions where the character of its properties owned or held under lease or the nature of its activities make such qualification necessary, except where the failure to be so qualified, licensed or domesticated would not have a Material Adverse Effect on Purchaser. Sub has not conducted any business prior to the date hereof and has no material assets and liabilities other than those incident to its formation. Purchaser has all requisite power and authority and all requisite licenses, permits and franchises necessary to own, lease and operate its properties and assets and to carry on its business in the manner and in the locations as presently conducted, except where the failure to do so would not have a Material Adverse Effect on Purchaser. Copies of the Articles of Incorporation (as certified by the California Secretary of State and the Delaware Secretary of State, respectively) and Bylaws of each of Purchaser and Sub have been delivered to Company and are accurate and complete as of the date hereof.

        5.2. AUTHORIZATION. Each of Purchaser and Sub has the requisite corporate power and authority to enter into and carry out the terms and conditions of this Agreement and all the transactions contemplated hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Purchaser's and Sub's Board of Directors and all corporate proceedings have been taken and no other corporate proceedings on the part of Purchaser and Sub are necessary to authorize the execution, delivery and performance by each of Purchaser and Sub of this Agreement. This Agreement has been duly executed and delivered by each of Purchaser and Sub and constitutes the legal, valid and binding obligations of each of Purchaser and Sub, enforceable in accordance with its terms, subject to the Remedies Exception. The execution, delivery and performance of this Agreement by each of Purchaser and Sub will not conflict with or constitute a breach, violation or default under Purchaser's or Sub's Articles of Incorporation or Bylaws, any statute, law or administrative regulation, or under any judgment, decree, order, writ, governmental permit or license, any material contract, agreement, lease, indenture or instrument to which Purchaser or Sub or any of the Subsidiaries of Purchaser is a party or by which Purchaser or any of the Subsidiaries of Purchaser is bound, which breach, violation or default would have a Material Adverse Effect on Purchaser.

        5.3. NO CONSENTS. No consent, authorization, order or approval of, or filing with or registration with, any governmental authority, commission, board or other regulatory body of the United States or any state or political subdivision thereof, or any other Person, is required to be made or obtained by Purchaser or Sub for or in connection with the execution and delivery by Purchaser and Sub of this Agreement and the consummation by Purchaser and Sub of the transactions contemplated hereby, the absence of which would have a Material Adverse Effect on Purchaser, other than the filing of the Certificate of Merger with the Delaware Secretary of State, and compliance with the Securities Laws.

        5.4. SEC REPORTS. Purchaser has filed with the SEC all forms, reports, registration statements, proxy statements and other documents (collectively, the "Purchaser Reports") required to be filed by Purchaser under the Securities Laws, except failures to file which, individually or collectively, do not have a Material Adverse Effect on Purchaser. As of their respective dates, or, in the case of registration statements, as of their effective dates, all of Purchaser Reports, including all exhibits and schedules thereto and all documents incorporated by reference therein, (i) complied as to form in all material respects with the requirements of the Securities Laws applicable thereto, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Purchaser has filed with the SEC all documents and agreements which were required to be filed as exhibits to Purchaser Reports, except failures to file, if any, which, individually or collectively, do not have a Material Adverse Effect on Purchaser. The audited consolidated financial statements and unaudited interim consolidated financial statements of Purchaser included or incorporated by reference in Purchaser Reports (collectively, the "Purchaser Financial Statements") have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of Purchaser as of and at the dates thereof and the results of operations and cash flows for the periods then ended, subject in the case of the unaudited interim financial statements, to normal, recurring year-end adjustments and any other adjustments described therein, which were not and are not expected to be material in amount or effect. Except as set forth or reflected in Purchaser Financial Statement at September 30, 1997, or as set forth in the unaudited balance sheets included in Purchaser Reports since that date, neither Purchaser nor any of its Subsidiaries, has any liabilities or obligations of any kind or nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against in any balance sheet of Purchaser or any of its Subsidiaries, or in the notes thereto, prepared in accordance with GAAP consistently applied, except liabilities since September 30, 1997, either (i) in the ordinary course of business or
    (ii) which, individually or collectively, would not have a Material Adverse Effect on Purchaser.

        5.5. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Purchaser Reports filed with the SEC prior to the date hereof, since September 30, 1997, Purchaser and its Subsidiaries have conducted their business in all material respects in the ordinary and usual course consistent with past practice, and there has not been (a) any event or occurrence which could result in a Material Adverse Effect on Purchaser, (b) any material change in accounting methods, principles and practices by Purchaser and its Subsidiaries (except for any such changes required by reason of a concurrent change in GAAP or to conform a Subsidiary's accounting methods, principles or practices to those of Purchaser), (c) any damage, destruction or loss, whether covered by insurance or not, having a Material Adverse Effect on Purchaser, (d) any entry by Purchaser or any of its Subsidiaries into any commitment or transaction material to Purchaser which is not in the ordinary course of business consistent with past practice, or (e) any declaration, payment or setting aside for payment of any dividends.

        5.6. LITIGATION. Purchaser has disclosed in the Purchaser Disclosure Letter all information in its possession or custody or under its control with respect to litigation pending as of the date hereof. Except as set forth in the Purchaser Disclosure Letter, Purchaser has no material litigation pending as of the date hereof. To the best of Purchaser's knowledge, the ultimate liability for damages arising from such litigation (based upon assumptions that Purchaser believes in good faith to be reasonable under the circumstances) is either adequately reserved against in the Purchaser Financial Statement at December 31, 1996 or in the unaudited balance sheets included in Purchaser Reports since that date or will not have a Material Adverse Effect on Purchaser. Except as set forth in Purchaser Disclosure Letter, there are no actions, suits or proceedings of any nature pending, or, to the knowledge of Purchaser, threatened, against or by Purchaser or any of its properties, assets or business, nor is Purchaser or any of its properties, assets or business, subject to any order, judgment, ruling, or decree of any competent authority, which would have, or is reasonably likely to have, a Material Adverse Effect on Purchaser. Purchaser has not received notice of violation of any applicable statute, regulation, code, ordinance, rule, order, judgment, decree or requirement relating to its operations or its owned or leased properties and to Purchaser's knowledge, no such violation exists, in each case, other than a violation which would not have a Material Adverse Effect on Purchaser.

        5.7. COMPLIANCE WITH APPLICABLE LAW. The businesses of Purchaser and its Subsidiaries are not being conducted in violation of any applicable law, ordinance, regulation, decree or order of any governmental entity, except for violations which either singly or in the aggregate do not and are not expected to have a Material Adverse Effect on Purchaser. Neither Purchaser nor any Purchaser Subsidiary is a party to or subject to any judgment, decree, or order entered in any suit or proceeding brought by any governmental agency or by any other person, enjoining Purchaser or any Purchaser Subsidiary with respect to any business practice, the acquisition of any property, or the conduct of business in any area.

        5.8. NO BROKERS. Neither Purchaser nor any of its Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of Purchaser, the Surviving Corporation or Company to pay any finder's fee, brokerage or agent's commissions or other like payments in connection with the negotiation, execution or performance of this Agreement and Purchaser is not aware of any claim for any such payment.

        5.9. PROXY STATEMENT. None of the information supplied by Purchaser for inclusion or incorporation by reference in the Proxy Statement will, at the time of the mailing thereof to the stockholders of Company and at the time of such stockholders meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        5.10. INFORMATION. All written information provided to Company or its agents by or on behalf of Purchaser or any of its representatives (including, without limitation, each representation and warranty of Purchaser set forth in this Agreement) is, and Purchaser covenants that any such information provided hereafter shall be, true and correct in all material respects and does not, or shall not, omit any material fact required to be included therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

    6. PRE-MERGER COVENANTS OF PURCHASER AND COMPANY. Each of Purchaser and Company covenants and agrees with the other that:

        6.1. CONDUCT OF BUSINESS BY COMPANY. During the period from the date of this Agreement until the earlier to occur of the termination of this Agreement or the Effective Time, except as contemplated by this Agreement, unless Purchaser has consented in writing thereto, Company (i) shall, and shall cause each of its Subsidiaries to, conduct its operations only in, and Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice, and (ii) shall use its reasonable commercial efforts, and shall cause each of its Subsidiaries to use its reasonable commercial efforts, to preserve intact its respective business organizations and goodwill, keep available the services of its respective officers and employees and maintain satisfactory relationships with those persons having business relationships with it, and (iii) shall confer on a regular basis with one or more representatives of Purchaser to report operational matters of materiality and any proposals to engage in any material transactions. By way of amplification and not limitation, and except as noted above, neither Company nor any of its Subsidiaries shall, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Purchaser:

           (a) amend or otherwise change its Articles of Incorporation or Bylaws;

           (b) split, combine, reclassify or amend the terms of any of its capital stock;

           (c) declare, set aside or pay any dividend or distribution payable in cash, stock or property or any combination thereof with respect to shares of its capital stock;

           (d) authorize, issue, sell, pledge, encumber or agree to authorize, issue, sell, pledge or encumber any additional shares of its capital stock of any class or any other securities in respect of, in lieu of or in substitution of Company Common Stock outstanding as of the date hereof or any options, warrants, conversion rights or other rights to acquire capital stock of Company or any of its Subsidiaries;

           (e) redeem or otherwise acquire any of its outstanding equity securities or any outstanding options or rights to purchase any such equity securities or make any commitment to take such action;

           (f) accelerate, amend or change (or permit any acceleration, amendment or change of) the period of exercisability of any Company Purchase Right or authorize cash payments in exchange for any Company Purchase Right (other than pursuant to the express terms of such Company Purchase Right);

           (g) sell, pledge, dispose of or encumber any material assets of Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice;

           (h) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or any other business organization or division thereof;

           (i) incur any indebtedness for borrowed money, or assume, guarantee or otherwise as an accommodation become responsible for, the obligations of any other person or entity (in the case of any such indebtedness, Purchaser's consent shall not be unreasonably withheld or delayed);

           (j) authorize any capital expenditures or purchase of fixed assets for Company and its Subsidiaries which are in the aggregate more than $10,000;

           (k) increase the compensation or benefits payable or to become payable to its officers or employees, except in amounts consistent with past practices; or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of Company or any of its Subsidiaries; or establish any collective bargaining, bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or consulting or other plan, agreement, trust, fund, plan, policy or arrangement for the benefit of any current or former directors, officers or employees;

           (l) take any action to change accounting policies or procedures;

           (m) make any material tax election inconsistent with past practices or settle or compromise any material federal, state, local or foreign tax liability;

           (n) pay, discharge or satisfy any material claims, liabilities or obligations other than in the ordinary course of business and consistent with past practices;

           (o) take or agree to take, any action which would cause a material breach of any of the representations or warranties of Company contained in this Agreement or prevent Company from performing or cause Company not to perform its covenants hereunder in any material respect; or

           (p) submit any matters to the Stockholders for a vote prior to the Closing other than the Merger.

        6.2. INSPECTION OF RECORDS. From the date hereof to the earlier to occur of the termination of this Agreement and the Effective Time, Company shall allow the duly authorized and appropriate officers, attorneys, accountants and other representatives of the other access at all reasonable times to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to, the business and affairs of Company and its Subsidiaries.

        6.3. STOCKHOLDER APPROVAL. In order to consummate the Merger, Company, acting through the Board, shall, in accordance with applicable law and Company's Certificate of Incorporation and Bylaws, (i) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable for the purpose of considering and taking action on this Agreement and the Merger and (ii), (A) include in the Proxy Statement the unanimous recommendation of the Board that the holders of the Shares approve and adopt this Agreement and the Merger and (B) use its reasonable efforts to obtain such approval and adoption of the holders of shares of Company Common Stock. At the stockholders' meeting, Purchaser and Sub shall cause all shares of Company Common Stock then owned directly or indirectly by them and their subsidiaries to be voted in favor of the approval and adoption of this Agreement and the Merger.

        6.4. PROXY STATEMENT. As promptly as reasonably practicable, Company shall file the Proxy Statement with the SEC under the Exchange Act, and shall use its reasonable efforts to have the Proxy Statement cleared by the SEC. Purchaser, Sub and Company shall cooperate with each other in the preparation of the Proxy Statement, and Company shall notify Purchaser of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Purchaser promptly copies of all correspondence between Company or any representative of Company and the SEC. Company shall give Purchaser and its' counsel the reasonable opportunity to review the Proxy Statement prior to its being filed with the SEC and shall give Purchaser and its counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of Purchaser, Sub and Company agrees to use its reasonable efforts, after consultation with the other parties hereto, to respond promptly to all such comments of, and requests by, the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of shares of Common Stock entitled to vote at the Company stockholders meeting at the earliest practicable time.

        6.5. EXPENSES. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses except as expressly provided herein and except that the filing fee in connection with the filing of the Proxy Statement with the SEC and the expenses incurred in connection with printing and mailing the Proxy Statement, shall be paid by Purchaser.

        6.6. FILINGS; OTHER ACTION. Subject to the terms and conditions herein provided, Company and Purchaser shall use all reasonable efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from states and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of Purchaser and Company shall take all such necessary action.

        6.7. PUBLICITY. The initial press release relating to this Agreement shall be a joint press release in a form mutually agreeable to Purchaser and Company, and Purchaser and Company shall, subject to their respective legal obligations of public companies, use reasonable efforts to agree upon the text of any other press release before issuing any such press release or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any federal or state governmental or regulatory agency or with any national securities exchange with respect thereto.

        6.8. INDEMNIFICATION. From and after the Effective Time, Purchaser shall cause the Surviving Corporation to, and the Surviving Corporation shall, include as part of its Certificate of Incorporation and Bylaws provisions relating to the indemnification of all current and former directors, officers, employees and agents of Company which are substantially similar to the provisions contained in Company's Certificate of Incorporation and Bylaws. Such provisions shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees or agents of Company in respect to actions or omissions occurring at or prior to the Effective Time (including, without limitation, actions or omissions which occur in connection with the transactions contemplated by this Agreement), unless such modification is required by law.

        6.9  ACQUISITION PROPOSALS.  Prior to the Effective Time, Company agrees
    (a) that neither it nor any of its Subsidiaries shall, and it shall direct and use its best efforts to cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its Stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or any of its Subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in this Section 6.9; and (c) that it will notify Purchaser immediately if any such inquiries or proposals are received by, any such information is received from, or any such negotiations or discussions are sought to be initiated or continued with, it; PROVIDED, HOWEVER, that nothing contained in this Section 6.9 shall prohibit the Board of Directors of the Company from (i) furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide proposal to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction, if, and only to the extent that (A) the Board of Directors determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law, (B) the Board of Directors has received a legal opinion from its counsel that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law, (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, Company provides written notice to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, and (D) subject to any confidentiality agreement with such person or entity (which such party determined in good faith was required to be executed in order for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law), Company keeps Purchaser informed of the status (not the terms) of any such discussions or negotiations; and (ii) to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. Nothing in this Section
    6.9 shall (x) permit any party to terminate this Agreement (except as specifically provided in Section 10 hereof), (y) permit any party to enter into any agreement with respect to an Acquisition Proposal during the term of this Agreement (it being agreed that during the term of this Agreement, no party shall enter into any agreement with any person that provides for, or in any way facilitates, an Acquisition Proposal (other than a confidentiality agreement in customary form)), or (z) affect any other obligation of any party under this Agreement.

    7. CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following condition:

        7.1. STOCKHOLDER APPROVAL. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of Company to the extent required by Delaware Law and the Certificate of Incorporation of Company.

    8. ADDITIONAL CONDITIONS TO OBLIGATIONS OF PURCHASER AND SUB. All obligations of Purchaser and Sub under this Agreement are subject to the fulfillment at or prior to the Closing of the following additional conditions, any of which may be waived in writing in whole or in part by Purchaser:

        8.1. REPRESENTATIONS, COVENANTS, CERTIFICATE. Company shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Effective Time, and the representations and warranties of Company herein contained shall be true in all material respects as of the date of this Agreement and the Effective Time.

        8.2. PERMITS AND APPROVALS. All material filings, registrations, covenants, permits, authorizations and regulatory approvals of governmental authorities necessary for the consummation of the Merger shall have been duly obtained or made and shall be in full force and effect.

        8.3. NO ADVERSE CHANGE. There shall not have occurred any change in the financial condition, business or operations of Company and its subsidiaries that would have or would be reasonably likely to have a Material Adverse Effect on Company.

        8.4. CERTAIN LEGAL MATTERS. There shall not have been any statute, rule, regulation or order promulgated, enacted, entered, enforced or deemed applicable to the Merger by any United States federal or state government or governmental authority, nor shall there be in effect an order or judgment entered by any United States federal or state court, which (i) would make the consummation of the Merger illegal or would materially delay the Effective Time, (ii) would require the divestiture by Purchaser, Company or any of their respective Subsidiaries of any of the shares of Company Common Stock or of a material portion of the business, assets, or property of either Purchaser or any of its Subsidiaries, or of Company or any of its Subsidiaries, or impose any material limitation on the ability of any of them to conduct their respective businesses and own their respective assets or property, or (iii) impose any limitations on the ability of Purchaser, directly or indirectly, to control in any material respect the business or operations of Company, or any of its Subsidiaries.

        8.5. CERTIFICATE. Purchaser shall have received a certificate of Company dated the Effective Time, signed by a senior officer of Company, certifying that (i) all representations and warranties of Company were true and correct in all material respects when made and are true and correct in all material respects on the Effective Time as if made on the Effective Time, and (ii) Company has performed and complied in all material respects with all covenants and agreements required in this Agreement to be performed or complied with by it on or prior to the Effective Time.

        8.6. TENDER FOR UNIVERSAL INTERNATIONAL. Purchaser shall have completed its tender offer for shares of Universal International and shall have acquired a number of shares of common stock of Universal International such that, when added to the shares it owned prior to the commencement of the tender offer, it shall own at least eighty percent (80%) of the issued and outstanding common stock of Universal International.

    9. ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF COMPANY. All obligations of Company under this Agreement are subject to the fulfillment at or prior to the Closing of the following additional condition, which may be waived in writing, in whole or in part, by Company:

        9.1. NO LEGAL ACTION. No preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction, or by any governmental, administrative or regulatory agency or commission, in the United States preventing the consummation of the Merger shall be in effect.

    10.  TERMINATION.

        10.1. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding the approval thereof by the stockholders of Company or Purchaser:

           (a) By Purchaser, if any material condition to the obligations of Purchaser set forth in Section 7 or 8 is not substantially satisfied at the time or times contemplated thereby and such condition is not waived by Purchaser or, by Company, if any material condition to the obligations of Company set forth in Section 7 or 9 is not substantially satisfied at the time or times contemplated thereby and such condition is not waived by Company. Each party's right to terminate under this Section 10.1.(a) shall relate only to conditions to that party's obligations;

           (b) By Purchaser, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions to the obligations of Purchaser set forth herein would not be satisfied;

           (c) By either Purchaser or Company if the Merger shall not have been consummated on or before December 31, 1998;

           (d) By either Purchaser or Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, degree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

           (e) By mutual written consent of Company and Purchaser authorized by their respective Boards of Directors.

        10.2. EFFECT OF TERMINATION. If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that (a) the agreement contained in Section 6.5 shall survive the termination hereof and (b) if termination of this Agreement shall be judicially determined to have been caused by willful breach of this Agreement, then, in addition to other remedies at law or equity for breach of this Agreement, the party so found to have willfully breached this Agreement shall indemnify the other parties for their respective costs, fees and expenses of their counsel, accountants and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related documentation.

    11.  MISCELLANEOUS PROVISIONS.

        11.1. NOTICES. All notices, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given if (i) delivered in person, on the date actually given, (ii) by United States mail, certified or registered, with return receipt requested, on the date which is two business days after the date of mailing, or (iii) if sent by telex or facsimile transmission, with a copy mailed on the same day in the manner provided in (ii) above, on the date transmitted provided receipt is confirmed by telephone:

           (a) if to Purchaser to:
              99 CENTS Only Stores
               4000 East Union Pacific Avenue
               City of Commerce, California 90023
               Attention: David Gold
               Telecopy No.: (213) 980-8160
               With copies to:
               Troop Meisinger Steuber & Pasich, LLP
               10940 Wilshire Boulevard
               Los Angeles, California 90024
               Attention: C.N. Franklin Reddick III, Esq.
               Telecopy No.: (310) 443-8512

           (b) if to Company to:
               Odd's-N-End's, Inc.
               5000 Winnetka Avenue North
               New Hope, Minnesota 55428
               Attention: Richard Ennen, President and Chief Executive Officer Telecopy No.: (612) 533-1158

    or at such other address as may have been furnished by such Person in writing to the other parties.

        11.2. SEVERABILITY. Should any Section or any part of a Section within this Agreement be rendered void, invalid or unenforceable by any court of law for any reason, such invalidity or unenforceability shall not void or render invalid or unenforceable any other Section or part of a Section in this Agreement.

        11.3. EXHIBITS AND SCHEDULES. Each Exhibit and Schedule delivered pursuant to the terms of this Agreement and each document, instrument and certificate delivered by the parties in connection with the transactions contemplated hereby constitutes an integral part of this Agreement.

        11.4. GOVERNING LAW. Except to the extent the laws of the State of Delaware are applicable, this Agreement shall be governed by, and construed in accordance with, the laws of the State of California applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any U.S.
    federal court located in the City of Los Angeles. The parties hereto hereby
    (i) submit to the exclusive jurisdiction of any U.S. federal court located in the City of Los Angeles for the purpose of any action arising out of or based upon this Agreement or the Merger brought by any party hereto, and
    (ii) waive, and agree not to assert by way of motion, as a defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Merger may not be enforced in any or by any of the above-named courts.

        11.5. NO ADVERSE CONSTRUCTION. The rule that a contract is to be construed against the party drafting the contract is hereby waived, and shall have no applicability in construing this Agreement or any provisions hereof.

        11.6. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

        11.7. COSTS AND ATTORNEYS' FEES. In the event that any action, suit, or other proceeding is instituted concerning or arising out of this Agreement, the prevailing party shall recover all of such party's costs, and reasonable attorneys' fees incurred in each and every such action, suit, or other proceeding, including any and all appeals or petitions therefrom.

        11.8. SUCCESSORS AND ASSIGNS. All rights, covenants and agreements of the parties contained in this Agreement shall, except as otherwise provided herein, be binding upon and inure to the benefit of their respective successors and assigns.

        11.9. AMENDMENT. This Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors at any time before or after approval hereof by the stockholders, but after any such approval, no amendment shall be made which changes the Merger Consideration, or which is otherwise not permitted by the California or Delaware Laws, without the further approval of the stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

        11.10. WAIVER. At any time prior to the Effective Time, any party hereto, by action taken by its Board of Directors, at any time before or after approval hereof by the Stockholders of Company, may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto shall be valid if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

        11.11. ENTIRE AGREEMENT. This Agreement, the attached Exhibits and Schedules, the other schedules referred to in this Agreement and the Confidentiality Agreement contain the entire understanding of the parties and there are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof unless expressly referred to herein.

        11.12. BEST EFFORTS. Subject to the terms and conditions of this Agreement, each party will use its best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

        11.13. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations, warranties, covenants and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

    IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

                                99 CENTS ONLY STORES,
                                A CALIFORNIA CORPORATION

                                By:  /s/ DAVID GOLD
                                     -----------------------------------------
                                     Name: David Gold
                                     Title: President and Chief Executive
                                     Officer

                                ODD'S-N-END'S, INC.,
                                A DELAWARE CORPORATION

                                By:  /s/ RICHARD ENNEN
                                     -----------------------------------------
                                     Name: Richard Ennen
                                     Title: President and Chief Executive
                                     Officer

                                ODD'S-N-END'S ACQUISITION CORP.,
                                A DELAWARE CORPORATION

                                By:  /s/ DAVID GOLD
                                     -----------------------------------------
                                     Name: David Gold
                                     Title: President and Chief Executive
                                     Officer

                                                                         ANNEX B

                        DELAWARE GENERAL CORPORATION LAW

    SECTION 262 APPRAISAL RIGHTS.--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section251 (other than a merger effected pursuant to Section251(g) of this title), Section252, Section254, Section257, Section258, Section263 or Section264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (OR DEPOSITORY RECEIPTS IN RESPECT THEREOF) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

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
        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section228 or Section253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolation shall have the status of authorized and unissued shares of the surviving or resulting corporation.